As filed with the Securities and Exchange Commission on February 20, 2004
                       Registration No. __________________

                UNITED STATED SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          Bioral Nutrient Delivery, LLC
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)


           Delaware                      8731                   76-0724287
--------------------------------------------------------------------------------
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S Employer
incorporation or organization)  Classification Code Number)  Identification No.)


                         5310 Cypress Center Drive, #101
                                 Tampa, FL 33609
                                 (813) 864-2562
--------------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                         Francis E. O'Donnell, Jr., M.D.
                          Bioral Nutrient Delivery, LLC
                         5310 Cypress Center Drive, #101
                                 Tampa, FL 33609
                                 (813) 864-2562
--------------------------------------------------------------------------------
           (Name, address, and telephone number of agent for service)

                                   Copies To:

                            Douglas S. Ellenoff, Esq.
                          Lawrence A. Rosenbloom, Esq.
                         Ellenoff Grossman & Schole LLP
                        370 Lexington Avenue, 19th Floor
                               New York, NY 10017
                                 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this prospectus

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                         CALCULATION OF REGISTRATION FEE

--------------------------------------- -------------------- ----------------------------- --------------------------

               Title of each
            class of securities          Dollar amount to          Proposed maximum         Amount of registration
              to be registered           be registered(1)      offering price per unit              fee(2)
--------------------------------------- -------------------- ----------------------------- --------------------------
3,545,431 Non-Transferable Class B
Membership Shares                               $0                        $0                          $0
--------------------------------------- -------------------- ----------------------------- --------------------------

(1)  The Class B Membership Shares of Bioral Nutrient Delivery, LLC registered hereunder have no current value based on a report from a third-party valuation firm.

(2)  Calculated pursuant to Rule 457(o) under the Securities Act.


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1   ; Alternative 2  X
                                                      ---                ---

                 Subject to Completion, dated February 20, 2004


The information in this prospectus is not complete and may be changed. The selling security holder may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                   PROSPECTUS


                          BIORAL NUTRIENT DELIVERY, LLC


                     3,545,431 CLASS B MEMBERSHIP SHARES OF
                          BIORAL NUTRIENT DELIVERY, LLC


         We are filing a registration statement on Form SB-1, in which this prospectus is included, on behalf of our managing member, BioDelivery Sciences International, Inc., or BDSI. Upon the declaration of effectiveness of the registration statement of which this prospectus is a part, BDSI will distribute to its stockholders an aggregate of 3,545,431 of our Class B Membership Shares, or Class B Shares. We are registering the 3,545,431 Class B Shares to be distributed in order to comply with applicable federal securities laws. Neither we nor BDSI will receive any proceeds upon the distribution of the Class B Shares. BDSI may be deemed to be a statutory underwriter under the Securities Act of 1933, as amended, referred in this prospectus as the Securities Act. BDSI will receive no fees in connection with the distribution.

         The Class B Shares are not, nor is it anticipated that they will be listed on any exchange or quotation system, and they will not be publicly-traded securities. The Class B Shares will be subject to significant restrictions on transfer. BDSI will also hold all of our Class A Membership Shares, or Class A Shares, which will allow BDSI to act as our managing member and, directly or indirectly, make all of our management decisions. The holders of Class B Shares will have no management rights in BND or any voting rights whatsoever.

         The ownership of the Class B entails a high degree of risk. See "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





               The date of this prospectus is _________, 2004.



                                TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Significant Parties..................................................................-ii-
Prospectus Summary......................................................................1
Risk Factors............................................................................3
         Risks Relating to Our Business.................................................3
         Risks Related to Our Industry..................................................8
         Risks Related to the Distribution and Ownership of the Class B Shares..........9
         Risks Related to Our Management and Directors.................................11
         Questions and Answers About the Class B Shares and their Distribution.........12
Note on Forward-Looking Statements.....................................................17
Explanatory Note.......................................................................17
The Distribution.......................................................................18
Business and Properties................................................................20
Management's Discussion and Analysis off Certain Relevant Factors......................34
Use of Proceeds........................................................................36
Capitalization.........................................................................36
Plan of Distribution...................................................................37
The Operating Agreement and Rights of the Holders of Class B Shares....................37
Officers and Directors of the Company..................................................42
Principal Security Holders.............................................................45
Selling Security Holder................................................................47
Management Relationships, Transactions and Remuneration................................48
Federal Tax Aspects....................................................................51
Legal Matters..........................................................................56
Experts................................................................................56
Where You Can Find More Information....................................................56
Disclosure of Commission Position on Indemnification for Securities Act Liabilities....57
Financial Statements..................................................................F-1





                               SIGNIFICANT PARTIES

         This prospectus contains a listing of the full names and business and residential addresses, as applicable, for the following persons:

         (1) The issuer's directors: Please see "Officers and Directors of the Company" beginning on page 42 of this prospectus.

         (2) The issuer's officers: Please see "Officers and Directors of the Company" beginning on page 42 of this prospectus.

         (3) The issuer's general partners: Our managing member, who controls us, is BioDelivery Sciences International, Inc., a Delaware corporation. BDSI's principal executive offices are located c/o UMDNJ Medical School, 185 South
Orange Avenue, Bldg. #4, Newark, New Jersey 07103.

         (4) Record owners of 5 per cent or more of any class of the issuer's equity securities: Please see "Principal Security Holders" beginning on page 45 of this prospectus.

         (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities: Please see "Principal Security Holders" beginning on page 45 of this prospectus.

         (6) Promoters of the issuer: BioDelivery Sciences International, Inc.,
Francis E. O'Donnell, Jr., M.D. and Dr. Raphael Mannino may be deemed to be
"promoters" of BND, as that term is defined in the Securities Act of 1933, as amended, which is referred to in this prospectus as the Securities Act. Please see "Officers and Directors of the Company" beginning on page 42 of this prospectus, "Principal Security Holders" beginning on page 45 of this prospectus and "Management Relationships, Transactions and Remuneration" beginning on page
48 of this prospectus.

         (7) Affiliates of the issuer: BioDelivery Sciences International, Inc.,
Francis E. O'Donnell, Jr., M.D., Mr. James A. McNulty and each of the members of our board of directors are affiliates of BND. Please see "Officers and Directors of the Company" beginning on page 42 of this prospectus.

         (8) Counsel to the issuer with respect to the proposed offering:
Ellenoff Grossman & Schole LLP, 370 Lexington Avenue, 19th Floor, New York, NY
10017.

         (9) Each underwriter with respect to the proposed offering: As the controlling interest holder in BND, BDSI may be deemed to be a statutory underwriter under the Securities Act.

         (10) The underwriter's directors: The following are the directors of BDSI and their respective addresses:

-------------------------------- -----------------------------------------------
           Director                                Address
-------------------------------- -----------------------------------------------
Francis E. O'Donnell, Jr., M.D.  709 The Hamptons Lane, Chesterfield, MO 63017
-------------------------------- -----------------------------------------------
Raphael J. Mannino, Ph.D.        36 Meadowview Drive, Annandale, NJ 08801
-------------------------------- -----------------------------------------------
L.M. Stephenson, Ph.D.           73 Rockburn Pass, West Milford, NJ 07480
-------------------------------- -----------------------------------------------
William B. Stone                 11120 Geyer Downs Lane, Frontenac, MO 63131
-------------------------------- -----------------------------------------------
James R. Butler                  109 Cutter Court, Ponte Vedra Beach, FL 32082
-------------------------------- -----------------------------------------------
John J. Shea                     90 Poteskeet Trail, Kitty Hawk, NC 27949
-------------------------------- -----------------------------------------------
Robert G.L. Shorr                570 7th Ave, Suite 500, NY, NY 10018
-------------------------------- -----------------------------------------------
Alan Pearce                      1 Post Street, San Francisco, CA 94104
-------------------------------- -----------------------------------------------



                                       ii


         (11) The underwriter's officers: The following are the executive officers of BDSI and their respective addresses:

-------------------------------- --------------------------------- -----------------------------------------
                Officer                      Position                              Address
-------------------------------- --------------------------------- -----------------------------------------
Francis E. O'Donnell, Jr., M.D.  Chief Executive Officer,          709 The Hamptons Lane, Chesterfield, MO
                                 President and Chairman            63017
-------------------------------- --------------------------------- -----------------------------------------
James A. McNulty                 Chief Financial Officer,          4419 W. Sevilla Street
                                 Secretary and Treasurer           Tampa, FL 33629
-------------------------------- --------------------------------- -----------------------------------------
Donald L. Ferguson               Senior Executive Vice President   11719 Old Ballas Road, Suite 110, St.
                                                                   Louis, MO 63141
-------------------------------- --------------------------------- -----------------------------------------
Raphael J. Mannino, Ph.D.        Executive Vice President, Chief   36 Meadowview Drive, Annandale, NJ 08801
                                 Scientific Officer
-------------------------------- --------------------------------- -----------------------------------------
Susan Gould-Fogerite, Ph.D.      Vice President and Director of    6 Cynthia Court,
                                 Innovation and Discovery          Annandale, NJ 08801
-------------------------------- --------------------------------- -----------------------------------------

         (12) The underwriter's general partners: Not applicable.

         (13) Counsel to the underwriter: Not applicable.




                  [remainder of page intentionally left blank]




                               PROSPECTUS SUMMARY

         This summary highlights some of the information in this prospectus. You should carefully read the more detailed information set forth in this prospectus, including BND's financial statements and the "Risk Factors" section of this prospectus beginning on page 3. In this prospectus, the terms "Company," "BND," "we," "us," and "our" refer to Bioral Nutrient Delivery, LLC, a Delaware limited liability company. The term "BDSI" refers to BioDelivery Sciences International, Inc., a Delaware corporation and our managing member.

Our Company and its Technology

         We were formed on January 8, 2003 as a Delaware limited liability company and have since obtained an exclusive world-wide perpetual sublicense to utilize BDSI's proprietary encochleation technology for use in processed food and beverages and personal care products. "Encochleation" is a process by which selected nutrients are protectively "wrapped" in a micro-shell made of naturally occurring substances, which nutrients are then placed within the product. Our preliminary findings suggest that, by using our sublicensed technology, a variety of nutrients, which are substances with potentially beneficial properties, might be protected from degradation during the manufacturing process and delivered with substantially all of the characteristics of the nutrient intact, although no assurances can be given that we will be able to accomplish this on a large-scale basis. We intend to identify licensees who will apply our sublicensed technology to nutrients, and we will seek to commercialize our delivery technology through a combination of licensing programs to manufacturing, marketing and distribution companies within food, beverage and personal care product industries. We do not intend to manufacture market or distribute products ourselves. Our early-stage business opportunity is based solely upon BDSI's encochleation technology platform, which BDSI utilizes as a drug delivery system.

Reasons for the Distribution of the Class B Shares

         Holders of BDSI common stock as of the date that the registration statement of which this prospectus is a part is declared effective, referred to in this prospectus as the record date, will receive an aggregate of 3,545,431 Class B Shares as a distribution from BDSI. As of the date of this prospectus, there are 7,085,862 shares of BDSI common stock outstanding. The 3,545,431 Class B Shares being distributed to BDSI stockholders represents approximately one-half of this amount. The goal of the distribution of the 3,545,431 Class B Shares is to give current BDSI stockholders the right to participate directly in the corporate opportunity represented by the processed food and beverage application of BDSI's encochleation technology. The distribution of the Class B Shares is also being effected in order to facilitate a process of separating BND, its sub-licensed technology and the food and beverage processing opportunity from the rest of BDSI's businesses, thus allowing both our company and BDSI to focus on their respective businesses and provide us and BDSI with the flexibility to pursue different strategies and react quickly to changing market environments. BDSI reserves the right to make additional distributions of Class B Shares or rights to purchase such shares in the future.

Our Relationship with BioDelivery Sciences International, Inc.

         As of the date of this prospectus, approximately 94.5% of our Class B Shares and all 708,586 of our Class A Shares are owned by BDSI. Upon the effectiveness of the registration statement of which this prospectus is a part, BDSI will make a distribution to its stockholders of 3,545,431 Class B Shares, or approximately 43% of our currently outstanding equity interests, including our Class A Shares. BDSI will be the only holder of Class A Shares, which entitles BDSI, directly or indirectly, to make all of our management decisions. BDSI also holds a five (5) year option from us to purchase, from time to time, up to an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01. BDSI has been granted this option in order that it may, at a later date, provide option and warrant holders of BDSI stock with the ability to obtain interests in BND following the exercise by such persons of their options or warrants. Assuming that all 3,545,431 Class B Shares being distributed are validly received, we will have approximately 700 holders of membership shares in our company.

         Effective April 1, 2003, we entered into a perpetual world-wide exclusive sublicense for all opportunities in the processed food and beverage industry for both human and non-human use. Such sublicense was subsequently amended to include personal care products. In consideration of the sublicense grant, we shall pay to BDSI a royalty of 8% on all revenue which we receive from third parties. Among other things, failure to make the payment of the royalties on a timely basis shall be cause for termination of the sublicense. In addition, BDSI may terminate the sublicense subsequent to our entering into sublicenses in consideration of a payment equal to six (6) times our trailing twelve (12) months gross revenues. BDSI reserves the right to use the technology in all ways except those covered by our sublicense agreement. On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to fund our formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase additional Class B Shares from us. In order to keep our operating expenses manageable, effective April 1, 2003, we entered into a management services and administrative agreement with BDSI, since we believe our short-term objectives can be met without hiring full-time employees or renting our own space. Our agreement with BDSI will provide us with such resources. Our management services agreement with BDSI will terminate on December 31, 2004 unless renewed by the parties on terms to be mutually agreed upon.

The Class B Shares

         The holders of Class B Shares have no voting or other management rights and will be entitled only to distributions of cash flow made by us when and if determined by our board of directors in its discretion. Such holders will participate in such items together with BDSI on a pro rata basis in proportion to the aggregate number of membership shares outstanding. There will be no public market for any of our membership shares. Following the distribution, the percentage interests of the holders of Class B Shares will be subject to significant dilution based on a variety of possible occurrences, including the exercise of BDSI's option to purchase Class B Shares from us.

Our Operating Agreement

         We are governed by an amended and restated limited liability company operating agreement, dated October 31, 2003. Should you receive Class B Shares in the distribution, you will be deemed to have agreed to be bound by the terms of such operating agreement, as well as our certificate of formation, each of which will severally limit your rights to transfer your Class B Shares and will provide you with no rights to manage or vote in favor or against the operations of BND or our board of directors. The holders of Class B Shares will only have the right to participate in allocations of gain, loss and deductions and distributions declared by our board of directors. Such holders will participate in such items together with BDSI on a pro rata basis in proportion to the aggregate number of membership shares outstanding.

Principal Offices

         Through our management services and administrative agreement with BDSI, our principal offices are located at 5310 Cypress Center Drive, #101, Tampa, Florida 33609 and our telephone number is (813) 864-2562.

                                  RISK FACTORS

         As a holder of Class B Shares, you should be aware of the following risks associated with the business opportunity of BND and its equity securities. If any of the following risks actually materialize, our business and prospects could be seriously harmed and the value of our company could decline. The risks and uncertainties described below are intended to be the material risks that are specific to us, to our industry or to companies whose securities are not expected to trade and where no market is expected to develop.

RISKS RELATING TO OUR BUSINESS

         We have no meaningful operating history, have not entered into any sublicenses with customers and have not generated any revenues. Consequently, there can be no assurances that we will be able to commercialize our business opportunity.

         From the date of our inception on January 8, 2003 through December 31, 2003, we have recorded expenses totaling approximately $533,000. As of December 31, 2003, we had a working capital balance of approximately $122,000. All of our capital was loaned to us by BSDI in connection with our formation. Our ability to generate license revenue and achieve profitability depends upon our ability, alone or with others, to execute sublicenses, assist and cooperate with potential licensees to complete the development of their proposed products.

         We have not entered into any sublicenses as a licensor or generated any revenue. Since our inception, we have entered into a sublicense agreement and a management services and administrative agreement with BDSI and engaged in limited research and development. This limited history may not be adequate to enable you to fully assess our ability to develop our sublicensed technologies and achieve market acceptance and respond to competition. We cannot be certain as to when or whether we will sign sublicenses, nor can we anticipate when such sublicenses will begin, if ever, to commercialize and market proposed products.

         Should BDSI or we lose the use of the facilities of the University of Medicine and Dentistry of New Jersey for our research and development, our ability to exploit our business opportunity would be materially affected.

         We have no research and development facilities of our own. As of the date of this prospectus, we are entirely dependent on third parties to use their facilities to conduct research and development. To date, we have relied on the University of Medicine and Dentistry of New Jersey and Albany Medical College for this purpose through our management services and administrative agreement with BDSI, which grants us access to such facilities. Additionally, these universities own certain of the patents to our nutrient delivery technology which are licensed to BDSI, which we, in turn, sublicense from BDSI. Our inability to conduct research and development may delay or impair our ability to obtain and secure sublicenses of our sublicensed technology.

         We do not currently have plans nor are we planning in the near future to relocate out of the space made available to us at the University of Medicine and Dentistry of New Jersey by BDSI pursuant to our management services and administrative agreement. Should we be required to relocate on short notice, we do not currently have an alternate facility where we could relocate. The cost and time to establish or locate an alternative research and development facility to develop our sublicensed technology, other than through the universities, would be substantial and would delay our ability to obtain and secure licenses, assuming that we have not defaulted on the terms of our sublicense with BDSI and can continue.

         We are dependent on BDSI for the development of our nutrient delivery technology, which exposes us to the risk of reliance on BDSI's viability.

         We are dependent on BDSI and the failure of BDSI's operations would have a significant impact on us. We rely upon BDSI in conducting our research and development activities. The loss of or failure to perform by BDSI under this arrangement would substantially disrupt or delay our research and development activities. This loss may also increase our expenses and materially harm our business, financial condition and results of operation. Through our management services agreement with BDSI, we perform all of our research with respect to the sublicense on the premises of the University of Medicine and Dentistry of New Jersey. To date, all of our funding has come from BDSI.

         BDSI has the right to terminate our sublicense with them and the loss of such sublicense would be highly detrimental to our business prospects and us.

         Should BDSI elect or have cause to terminate our sublicense with them, we would have no business opportunity. Our current business opportunity is based solely upon the technology that we sublicense from BDSI. BDSI may terminate our sublicense agreement subsequent to our entering into any sublicense with a third party:

         o    at no cost to BDSI, upon our default under the agreement, or

         o for any reason or no reason upon the payment to us by BDSI of a license termination fee equal to six (6) times our trailing twelve (12) months gross revenues. We have had no revenues to date and we do not expect to begin generating revenues until the second half of 2004.

         Any such termination would be highly detrimental to our operations and financial results.

         We are exposed to product liability, which could place a substantial financial burden on us, as we do not currently have product liability insurance above and beyond our general insurance coverage.

         Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of consumable products. No assurances can be given that such claims will not be asserted against us. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

         We do not currently have any product liability insurance or other liability insurance relating to our sublicensed technology. We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, potential partners with whom we have collaborative agreements or our future sublicensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

         We intend to seek insurance against such risks before our sublicensed technology is used and product sales are commenced by third-party licensees, although no assurances can be given that such insurance can be obtained at such time, if at all, or even if available, that the cost will be affordable. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs. The cost and availability of such insurance are unknown. Product liability claims or other claims related to our intended products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could have a material adverse effect on our company. Any such claim could significantly harm our reputation and delay market acceptance of our sublicensed technology or products incorporating such technology.

         Acceptance of our sublicensed technology in the marketplace is uncertain and failure to achieve market acceptance will prevent or delay our ability to enter into licenses and generate revenues.

         Our future financial performance will depend, at least in part, upon the identification of large food processors and manufacturers of personal care products that are willing to enter into sublicenses with us for our sublicensed technology. Those potential sublicensees will have to test our sublicensed technology and agree to introduce such technology into their manufacturing process and gain consumer acceptance. The degree of market acceptance will depend upon a number of factors, including:

         o the establishment and demonstration of the advantages, safety and efficacy of our nutrient delivery technologies;

         o     competitive pricing;

         o our ability to attract sublicensees in the food and beverage processing and personal care product sectors; and

         o     such sublicensees' ability to market their products.

         Consumers in general may be unwilling to accept, utilize or purchase any products containing our sublicensed technology. If we are unable to sublicense our sublicensed technology when planned, we may not achieve any market acceptance or generate revenue.

         We may be sued and incur liabilities for alleged infringement of third party intellectual property rights.

         We may be exposed to future litigation by third parties based on claims that our sublicensed technologies, products incorporating such technologies, or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in technology patents such as those we have sublicensed and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation.

         In addition, intellectual property litigation or claims could force us to do one or more of the following:

         o cease selling, making, using, importing, incorporating or using any of our sublicensed technologies and/or products that incorporate the challenged intellectual property, which would adversely affect our revenue;

         o obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

         o redesign the products incorporating our sublicensed technology, which would be costly and time-consuming.

         As of the date of this prospectus, we have not engaged in discussions, received any communications, nor do we have any well-founded reason to believe that any third party is challenging or has the right or proper legal authority to challenge the intellectual property rights that we have sublicensed or those of the actual patent holders.

         We may lose valuable rights, experience reduced market share, assuming any, or incur costly litigation if we are unable to adequately maintain, protect or enforce our intellectual property rights.

         Our inability to maintain trade secret protection and operate without infringing the proprietary rights of others would be detrimental to our growth and development. The current and future development of our nutrient delivery technology is contingent upon whether we are able to maintain our sublicense with BDSI and to access the applicable patents. Without this sublicense, the technology would be protected from our use and we would not be able to even conduct research without prior permission from the patent holder. Therefore, any disruption in access to the technology could substantially delay the development of our sublicensed technology. In addition, pursuant to the sublicense agreement, BDSI has granted us a license to use certain of BDSI's registered trademarks. Loss of our rights under the sublicense agreement would cause us to cease using such trademark.

         Supply shortages or loss of suppliers could result in interruptions in supply or increased costs.

         Certain components used in our research and development activities, such as lipids (more commonly know as fats, which we use to formulate our cochleate delivery vehicles), are currently purchased from a single or a limited number of outside sources by BDSI on our behalf. The reliance on a sole or limited number of suppliers could result in:

         o potential delays associated with research and development due to an inability to timely obtain a single or limited source component;

         o potential inability to timely obtain an adequate supply of required components; and

         o potential of reduced control over pricing, quality and timely delivery.

         We do not have long-term agreements with BDSI and they do not have any with any of their suppliers, and therefore the supply of a particular component could be terminated without penalty to the supplier. Any interruption in the supply of components could cause us to seek alternative sources of supply. If the supply of any components is interrupted, components from alternative suppliers may not be available in sufficient volumes within required timeframes, if at all, to meet our needs. This could delay our ability to secure licenses, complete commercialization, incur additional costs or harm our reputation.

Further, components from a new supplier may not be identical to those provided by the original supplier. Such differences, if they exist, could affect product formulations or the safety and effectiveness of our sublicensed technology that are being developed.

         We may never generate revenue or profit, or our results may otherwise be adversely affected, due to our limited resources and experience.

         We have no direct experience in identifying structuring and securing nutrient delivery sublicenses in the processed foods industry, although certain members of our management have related and relevant experience in structuring and securing licenses in the drug delivery sector. We may incur substantial additional expenses in developing, training and managing personnel to undertake these responsibilities. Any such direct sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing operations. Our marketing efforts may be unable to compete against these other companies. We may be unable to establish a sufficient marketing organization on a timely basis, if at all.

         We may incur delays or additional expenses in our attempt to establish market acceptance if we are unable to convince processed foods and personal care product manufacturers and their consumers as to the benefits of our sublicensed technology.

         Broad use of our nutrient delivery technology may require processed food and beverage and personal care product manufacturers and their consumers to be informed regarding the intended benefits of our sublicensed technology. The time and cost of such an educational process may be substantial. Our inability to carry out this education process, or any material delay in such process, may adversely affect market acceptance of and demand for our sublicensed technology and the proposed products of our sublicensees and, ultimately, our results of operations.

         We may have difficulty raising needed capital in the future because of our limited operating history and business risks associated with us.

         As of December 31, 2003, we had approximately $122,000 of working capital. Our business currently does not generate any sales from our sublicensed technology. We do not know when this will change, if ever. BDSI has expended, and we will continue to expend, funds in the research, development and testing of our nutrient delivery technology. We may require additional funds to conduct research and development and to provide for the marketing of our technology. We believe that our current working capital should fund our operations through June 30, 2004. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs or marketing efforts, which may materially harm our business, financial condition and results of operations.

         We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive or otherwise have a material effect on our current or future business prospects. If adequate funds are not available, we may be required to significantly reduce or refocus our development efforts with regards to our nutrient delivery technology rights.

         We may be experience difficulty in developing our business because of competitive pressures.

         We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies in a rapidly changing and highly competitive industry. Such competition is expected to increase. Our resources are limited and, as a result, among other things, our competitors, many of which have resources far in excess of ours, may develop nutrient delivery technologies that are safer, more effective or less costly than our sublicensed technologies. This would present a serious competitive threat to us and may impair our results of operations.

         We depend upon key personnel through our management agreement with BDSI who may terminate their employment with us at any time, exposing us to the risk of the loss of their services.

         Our viability will depend to a significant degree upon the continued services of key management, including Francis E. O'Donnell, Jr., M.D. and Mr. James McNulty, whose services we have access to only through our management services and administrative agreement with BDSI. We have no direct employment arrangements with such individuals, nor is it expected or contemplated that we will. Under the terms of our management services agreement with BDSI, such individuals and our key scientific and technical personnel, including Dr. Raphael Mannino, BDSI's Executive Vice President and Chief Scientific Officer, devote only a portion of their time to BND. It is anticipated that identifying potential licensees, initiating and managing the evaluation process, and securing and thereafter managing licensing relationships will consume considerable time and energy from these individuals, which time may not be available under the terms of our agreement with BDSI. In addition, if such individuals leave BDSI, or if our management services agreement is terminated, we will lose the services of these key personnel.

         Dr. Francis E. O'Donnell, Jr., our president and chief executive officer, does not currently have any "key man" life insurance coverage. This insurance, if issued, may not adequately compensate us for the loss of his services. In addition, our ability to attract and retain other highly skilled personnel may be limited. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to development or approval, loss of sales and diversion of management resources.

RISKS RELATED TO OUR INDUSTRY

         We operate in a highly regulated industry, which exposes our business to significant risks.

         Both the food and beverage and personal care product industries are subject to regulation by the Department of Agriculture, the Food and Drug Administration, other federal agencies and the departments of agriculture and other agencies of the several states. If products incorporating our sublicensed technologies fail to conform to regulatory requirements, the persons or entities to which we sublicense our technology could lose sales, we could lose royalty revenues and our business could be seriously harmed. Additionally, any failure of such products to comply with relevant regulations could delay their introduction and require costly and time-consuming changes. Even if the products utilizing our sublicensed technology receive regulatory approval, either in the United States or internationally, those same products will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

         o    adverse reaction experience reporting regulations;

         o    product promotion;

         o product manufacturing, including good manufacturing practice requirements; and

         o    product changes or modifications.

         If our sublicensees or we fail to comply or maintain compliance with such laws and regulations with respect to products of theirs that incorporate our sub-licensed technologies, they may be fined or barred from selling such products. If the Food and Drug Administration believes that our sublicensees are not in compliance with the law, it can:

         o     seize their products;

         o     mandate a recall;

         o     stop future sales through injunctive procedures; and/or

         o     assess civil and criminal penalties.

         The markets in which we plan to operate are rapidly changing and new nutrient delivery mechanisms developed by others could impair our ability to maintain and grow our business.

         The food and beverage processing and personal care product industries are subject to rapid and substantial technological change. Developments by others may render our sublicensed technologies and intended products of our sublicensees noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors due to our size and resources, among other factors.

RISKS RELATED TO THE DISTRIBUTION AND OWNERSHIP OF THE CLASS B SHARES

         The distribution of Class B Shares will be treated as a taxable event and you will receive no cash with which to pay your taxes.

         The receipt by holders of BDSI common stock of any Class B Shares as a distribution from BDSI shall constitute a taxable distribution for U.S. federal income tax purposes, subject to taxation under the rules of Section 301 of the Internal Revenue Code. The amount of the taxable distribution will be the fair market value of the Class B Shares on the distribution date. The fair market value of the Class B Shares on the distribution date is estimated to be of nominal value based on a report from a third-party valuation firm relating to BND. However, the Internal Revenue Service, or IRS, may take the position that the Class B Shares have a value notwithstanding such report. If the IRS takes this position, you may not receive a sufficient amount of money from BND to pay the taxes that could be due based on the fair market value of the Class B Shares.

         As a member of BND, you may be allocated income and receive no cash with which to pay your taxes.

         As a holder of Class B Shares, you will be a member of BND, which is a Delaware limited liability company and a partnership for federal income tax purposes. As such, you may be allocated income and not receive cash with which to pay your taxes on such income. Each holder of Class B Shares will be required to report on its Federal income tax return its allocable share of BND's income, gain, loss, and deduction. As a holder of Class B Shares, you may therefore incur liability for taxes in excess of any distributions of cash you receive from BND. Although our operating agreement requires our board of directors to make "tax distributions" (i.e., distributions of cash sufficient for holders of our membership shares to pay the tax on income allocated to them based on their interest in BND), there can be no assurances that BND will have sufficient cash flow to distribute such funds to holders of the Class B Shares.

         You will not be able to sell your Class B Shares and any income from holding Class B Shares is expected to come only from distributions of cash from us declared by our board of directors in its sole discretion.

         As a holder of Class B Shares, it is expected that your only economic benefit will be from cash distributions declared by our board of directors, in its sole discretion. Our board of directors shall be appointed solely be BDSI. No assurances can be given as to when, if ever, such cash distributions will be made.

         Your holdings of Class B Shares should be considered illiquid.

         There will be no public market for the Class B Shares following their distribution, and no public market for the Class B Shares may ever develop or be sustained. It will be in BDSI's sole discretion, as our managing member, whether to seek to list the Class B Shares on any exchange or quotation service. If a public market for the Class B Shares does not develop, the liquidity of your Class B Shares will be severely limited. Among other conditions, our operating agreement provides that holders of Class B Shares may not sell or transfer their Class B Shares without the prior approval of BDSI.

         Since there will be no public market for the Class B Shares, and therefore no publicly established value for such securities, we intend to rely on a third-party-appraisal firm to value BND. No assurances can be given that such valuations will be accepted for federal income tax purposes or any other purpose. If the IRS or any other taxing or other governmental authority disagrees with the value placed on BND at any given time, you could suffer material adverse tax or other consequences.

         As a holder of Class B Shares, you will have no right to control BND or vote on any matters relating to our business or operations.

         Prior to and following the distribution of Class B Shares, and pursuant to our operating agreement and our certificate of formation filed in the State of Delaware, BDSI will act as our managing member. As such, BDSI, together with certain of its officers and directors, will control BND. Pursuant to the terms of our operating agreement and our certificate of formation, BDSI and these individuals will make all determinations on behalf of BND relating to all company actions. As a holder of Class B Shares, you will have no rights relating to the governance of BND. The terms of our operating agreement and certificate of formation will thus allow BDSI and certain of its officers and directors to make decisions that you may disagree with, and little recourse will be available to you. The terms of our operating agreement may also discourage, delay or prevent a change in our management team that you or other holders of Class B Shares may consider favorable.

         Your equity interests in BND are subject to significant dilution.

         We will have the right to issue an unlimited amount of additional Class B Shares above and beyond those which are to be distributed pursuant to this prospectus, which issuances will dilute your holdings of BND, including in connection with

         o BDSI's option to purchase an additional 4,185,000 Class B Shares from us;

         o the rights of our employees to acquire up to 1,000,000 Class B Shares pursuant to our 2003 Class B Membership Share Option Plan;

         o     raising additional capital and issuing additional Shares; and

         o issuing membership shares to third parties as joint venturers or partners.

         We maintain the right, in our sole discretion, to convert BND to a corporation, which may have certain detrimental effects.

         Our operating agreement grants our board of directors the right, in its sole discretion, to convert BND from a limited liability company to a "C" corporation. If this occurs, and if BND thereafter makes dividend payments, under current federal income tax rules you will be taxed on such dividends and BND, as a corporation, will not be permitted to deduct such dividends, thereby resulting in double taxation of such dividends. Your Class B Shares will also be converted into equity interests in such corporation and you will become a shareholder of such corporation and thereby subject to applicable legal requirements.

RISKS RELATED TO OUR MANAGEMENT AND DIRECTORS

         Our management team has relationships that may potentially result in conflicts of interest.

         Dr. O'Donnell, who is an executive officer and on our board of directors is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Dr. O'Donnell may be conflicted and may be forced to take actions, directly or indirectly, which may be detrimental to us. Similarly, James McNulty serves as the Chief Financial Officer for both BDSI and us. To the extent that our relationship with BDSI deteriorates for any reason, Mr. McNulty may be conflicted and may be forced to take actions, directly or indirectly, which may be detrimental to us.

         Members of our board of directors are also directors and/or officers of BDSI, which may cause conflicts of interests.

        Drs. Francis E. O'Donnell and L.M. Stephenson are members of our board of directors and also members of BDSI's board of directors. Drs. Susan Gould-Fogerite and Susan Bonitz are members of our board of directors and officers or employees of BDSI. As a result of this overlapping management, no assurances can be given that conflicts of interest will not arise. Moreover, no assurances can be given as to how potentially conflicted board members will evaluate their fiduciary duties to, respectively, BDSI and BND or how such individuals will act under such circumstances.

      QUESTIONS AND ANSWERS ABOUT THE CLASS B SHARES AND THEIR DISTRIBUTION

         The following section answers various questions that stockholders of BDSI may have with respect to the distribution by BDSI of Class B Shares as contemplated by this prospectus. This section does not purport to answer all possible questions regarding such distribution and BDSI stockholders are therefore urged to consult their own legal and accounting advisors regarding the matters discussed in this prospectus.

         Q: WHY IS BDSI MAKING THE DISTRIBUTION?

         A: A primary goal of the distribution is to give current BDSI stockholders the right to participate directly, through distributions of cash flow, in the corporate opportunity represented by the processed food and beverage and personal care product applications of BDSI's encochleation technology. An added benefit of the limited liability company structure will be that any income generated by BND will not be subject to federal taxation at the BND level, as would be the case if BND were a "C" corporation. However, such income will be taxable to the holders of Class B Shares.

         BDSI's board of directors and management also believe that facilitating a process of separating BND and its sublicensed technology rights from the rest of BDSI's businesses will allow both BND and BDSI to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. BND's business is a distinct business with significant differences from BDSI's other current operations with respect to its markets, products, liability exposure and plans for growth. BDSI's board of directors and management believe that separating the two companies will enhance the ability of each of BND and BDSI to focus on their respective core businesses, their own research and development efforts, pursue different strategic initiatives and new business opportunities and to isolate the risks and liabilities associated with the disparate business opportunities.

         Q: HAS BDSI MADE A DETERMINATION REGARDING THE FAIRNESS OF THE DISTRIBUTION TO BDSI STOCKHOLDERS?

         A: Yes. BDSI's board of directors and management has determined that the potential benefits of housing the business opportunity represented in BDSI's license to BND in BND, namely, the processed food and beverage and personal care product application of BDSI's technology, is fair and in the best interests of BDSI's stockholders. Such benefits include the ones listed in the question listed immediately above. Furthermore, BDSI's board of directors and management believe that the distribution of Class B Shares in BND as contemplated by this prospectus is in the best interests of BDSI, BDSI's current and future stockholders and BND. However, BDSI stockholders are advised that, although BDSI's board and management have carefully weighed the risks and benefits of this transaction, they have not sought an independent "fairness opinion" report from any third party, nor is it anticipated that such a report will be sought or obtained.

         Q: WHAT WILL BDSI STOCKHOLDERS RECEIVE AS A RESULT OF THE DISTRIBUTION?

         A: Each BDSI stockholder as of the record date will receive such stockholder's pro rata share, based on such holder's percentage holdings of BDSI, of 3,545,431 Class B Shares. BDSI intends to distribute the Class B Shares with physical certificates. By accepting such certificates, you will be deemed to have agreed to be bound by the terms of BND's operating agreement and its certificate of formation, each of which contains sever restrictions on your ability to transfer your Class B Shares and offers you no management rights over BND.

         If you are a registered holder of BDSI common stock as of the record date, shortly after the distribution date, you will receive from BDSI's transfer agent a physical certificate evidencing your Class B Shares. If you are not a registered holder of BDSI common stock because such shares of common stock are held on your behalf by your stockbroker or other nominee (i.e., if you hold in "street name"), your stockbroker or nominee as of the distribution date will receive you Class B Share certificates on your behalf.

         Q: WHEN WILL I RECEIVE MY CLASS B SHARES?

         A: If you hold shares of BDSI common stock in your own name, your account statement will be mailed to you on or about the distribution date. You should allow several days for the mail to reach you. If you hold your shares of BDSI common stock through your stockbroker, bank or other nominee, you are probably not a stockholder of record of BDSI and your receipt of Class B Shares will depend on your arrangements with the nominee that will hold your Class B Shares for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with Class B Shares on or about the distribution date, but you should check with your stockbroker, bank or other nominee.

         Q: CAN I REFUSE TO ACCEPT MY CLASS B SHARES?

         A: Yes. The Class B Shares are being distributed as a distribution to BDSI stockholders, just like any other distribution. As a result, BDSI stockholders will automatically receive their pro rata portion of the Class B Shares being distributed by BDSI. By accepting the certificate for your Class B Shares, you will be deemed to have agreed to be bound by the terms and provisions of BND's operating agreement and its certificate of formation, each of which contains strict limitations on your rights as a Class B Share holder.

         You may, however, affirmatively refuse to accept your Class B Shares by returning your Class B Share certificate to BDSI with a written indication of such refusal. If you affirmatively refuse to be bound by such terms and provisions, then you will forfeit your right to the Class B Shares, which will be retained by BDSI.

         Q: WHY IS BDSI RETAINING INTERESTS IN BND?

         A: Through its ownership of Class A Shares, BDSI acts as our managing member in accordance with the terms of our operating agreement. BDSI is also retaining Class B Shares because it has determined to effect only a partial spin off of the Class B Shares it owns. Prior to the distribution of the Class B Shares as contemplated by this prospectus, BDSI will own 7,085,862 Class B Shares in the aggregate. An aggregate of 3,545,431 of these Class B Shares are being distributed to BDSI stockholders. The remaining amount of Class B Shares will be held by BDSI.

         Q: OTHER THAN BDSI, WHO WILL HOLD INTERESTS IN BND?

         A: BDSI, our founders and our legal counsel were granted, respectively, 7,794,448 aggregate membership shares and 375,000 and 37,500 Class B Shares, in connection with our formation. As part of our formation, we also granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01. This option has been granted this option in order that BDSI may, at a later date, provide option and warrant holders of BDSI stock with the ability to obtain interests in BND following the exercise by such persons of their options or warrants. In addition to such persons and entities, holders of BDSI common stock as of the record date will receive an aggregate of 3,545,431 Class

B Shares as a distribution from BDSI. Additionally, our operating agreement creates a 2003 Class B Membership Share Option Plan which allows our board of directors, even prior to the distribution by BDSI of the Class B Shares, to issue options to directors, officers and consultants of BND to purchase an aggregate of 1,000,000 Class B Shares.

         Additionally, our operating agreement allows our board of directors to issue an unlimited number of Class B Shares or other securities of BND, which we may issue in connection with raising additional capital and/or to third parties as in connection with the formation of joint ventures.

         Q: WHEN WILL THE DISTRIBUTION OCCUR?

         A: It is anticipated that the distribution date will occur as soon as is practicable following the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part. There can be no assurances given as to when or if such declaration will be issued or that that the distribution of Class B Shares will occur in accordance with this timetable.

         Q: WHAT BUSINESS WILL BND CONDUCT FOLLOWING THE DISTRIBUTION?

         A: Following the distribution of the Class B Shares, BND, which is and will remain for the foreseeable future a majority-owned subsidiary of BDSI, will continue the process of commercially exploiting its exclusive world-wide perpetual sublicense of BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage and personal care product industries for both human and animal consumption. Since its formation on January 8, 2003, BND has only entered into the sublicense agreement and management services and administrative agreement with BDSI and has not conducted any meaningful business or operations of any kind or nature, except for certain testing and research of the sublicensed technology. See "Business and Properties."

         Q: WHO WILL CONTROL BND PRIOR TO AND FOLLOWING THE DISTRIBUTION OF THE CLASS B SHARES?

         A: BDSI will control BND. Prior to and following the distribution of the Class B Shares, BDSI shall remain the managing member of BND and shall have the right to appoint the members of BND's board of directors who shall, in turn, have the right to appoint BND's officers, in each case regardless of the number of Class B Shares BDSI owns. For a description of the rights of the holders of Class B Shares and the rights of BDSI as the managing member of BND, see "The Operating Agreement and the Rights of the Holders of Class B Shares".

         Q: HOW WILL THE DISTRIBUTION OF THE CLASS B SHARES AFFECT THE MARKET PRICE OF BSDI'S COMMON STOCK?

         A: BDSI anticipates that the trading price of its common stock immediately following the distribution of the Class B Shares should be similar to the price of its common stock prior to the distribution, although given the uncertainties which affect stock prices generally, no assurances can be given that this will occur as BDSI expects.

         Q: WHERE WILL MY CLASS B SHARES BE TRADED?

         A: The Class B Shares are not expected to have any public market at any time in the foreseeable future. It will be in BDSI's sole discretion, as our managing member, whether to seek to list the Class B Shares on any exchange or quotation service. BDSI currently has no intention to undertake any such listing.

         Q: WHAT IF I WANT TO SELL MY BDSI COMMON STOCK OR MY CLASS B SHARES IN BND?

         A: You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor regarding sales of BDSI common stock. BDSI does not make recommendations on the purchase, retention or sale of shares of BDSI common stock. The Class B Shares will not be publicly-traded and will be subject to the contractual transfer restrictions contained in our operating agreement, which means that you will not be able to sell or transfer your Class B Shares without the prior approval of BDSI, except in limited circumstances, which approval may be withheld for any reason.

         Q: HOW WILL THE DISTRIBUTION AFFECT THE CASH DIVIDENDS I MIGHT RECEIVE IN THE FUTURE ON MY BDSI SHARES?

         A: BDSI does not have any current plans to pay any cash dividends. The declaration and payment of cash dividends is at the discretion of BDSI's board of directors and will be subject to BDSI's financial results and the availability of surplus funds to pay dividends. The declaration of cash dividends and the amount of such dividends will depend on a number of factors, including BDSI's financial condition, capital requirements, results of operations, future business prospects and other factors BDSI's board of directors may deem relevant. No assurance can be given that BDSI will pay any cash or other dividends. However, it is not anticipated that the distribution of Class B Shares will materially affect any future decision by BDSI's board of directors to declare or pay cash or other dividends on BDSI stock.

         Q: WILL BND PAY DIVIDENDS?

         A: As a limited liability company, BND does not pay dividends, but rather makes distributions of available net cash, as such term is defined in BND's operating agreement. Our operating agreement grants our board of directors, the members of which are appointed exclusively by BDSI, discretion as to when, if at all, distributions shall be made. BND does not have any current plans to make any distributions, except to allow holders of our membership shares to pay federal income taxes on income that may be allocated to them as a member of BND. The payment of distributions will be, both prior to and following the distribution of the Class B Shares, at the discretion of our board of directors and will be subject to a number of factors, including BND's available net cash, financial condition, capital requirements, results of operations, future business prospects and other factors which our board of directors may deem relevant. No assurance can be given that BND will make any distributions.

         Q: WILL BDSI MAKE ADDITIONAL DISTRIBUTIONS OF CLASS B SHARES?

         A: Although it will not be required to do so, BDSI may elect, subject to applicable securities laws and other requirements, to distribute additional Class B Shares or rights to acquire Class B Shares. BDSI has no present intention to make any such distributions.

         Q: WILL I HAVE TO PAY TAXES ON THE CLASS B SHARES THAT I RECEIVE IN THE DISTRIBUTION?

         A: It is anticipated that the distribution of Class B Shares will be taxable to BDSI stockholders for U.S. federal income tax purposes. The tax will be based on the fair market value of the Class B Shares at the time of such distribution. However, we have received a report from a third-party valuation firm that places a nominal current value on BND. As a result, it is not anticipated that you will have to pay tax upon your receipt of the Class B Shares. The IRS may not agree with this treatment and you should consult your our tax and legal advisors regarding your receipt Class B Shares.

         Q: WHAT WILL BE THE TAX CONSEQUENCES OF OWNING CLASS B SHARES?

         As a holder of Class B Shares, you will be allocated income and loss as a member of BND. Even if income is allocated to you, you may not receive cash distributions from BND in order to pay taxes on such income. Such "phantom income" may require you to find other sources of cash with which to pay taxes on such income. In addition, BND's operating agreement grants our board of directors the right, in its sole discretion, to convert BND from a limited liability company to a "C" corporation. At the present time, if this occurs and if BND thereafter makes dividend payments, you will be taxed on such dividends. See "Risk Factors" and "Federal Tax Aspects."

         Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY BDSI SHARES AS A RESULT OF THE DISTRIBUTION?

         A: If the distribution of Class B Shares is treated as a taxable dividend, your tax basis in your BDSI shares will be not reduced. If the distribution of Class B Shares is not treated as a dividend, your tax basis in your BDSI common stock may be reduced by the fair market value of the Class B Shares. BDSI believes it does not now have any current or accumulated earnings or profits and that the distribution of Class B Shares will not be treated as a dividend.

         If you are the registered holder of your BDSI shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your BDSI shares, as well as the tax basis for your BND shares. More detailed information on this subject, see "Federal Tax Aspects."

         Q: WHERE CAN I GET MORE INFORMATION?

         A: If you have any questions relating to the Class B Shares or the mechanics of the distribution of the Class B Shares and the delivery of account statements or the trading of BDSI shares prior to the distribution of Class B Shares, you can contact our Chief Financial Officer at the following address and phone number:

                  Mr. James A. McNulty, CPA
                  Bioral Nutrient Delivery, LLC
                  5310 Cypress Center Drive, #101
                  Tampa, Florida 33609
                  Phone: (813) 864-2562

         For questions related to the BND or BDSI generally, please contact our investor relations group:


                  L.G. Zangani, LLC
                  9 Main Street
                  Flemington, New Jersey 08822
                  Phone: (908) 788-9660
                  Attention: Leonardo Zangani

                       NOTE ON FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as "anticipates", "believes", "plans", "expects", "future", "intends", "may", "should", "estimates", "predicts", "potential", "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Certain Factors" and other sections of this prospectus. These factors include:

     o the occurrence of the distribution of the Class B Shares as described herein;
     o    identifying and securing sublicenses with potential sublicensees;
     o    future revenues associated with sublicensing our licensed technology;
     o    our relationship with BioDelivery Sciences International, Inc.;
     o    market acceptance of our licensed technology;
     o    responses from competitors; and
     o    our business strategy and measures to implement such strategy,

         The foregoing list of factors is not exhaustive. When relying on forward-looking statements with respect to our Class B Shares, you should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. Neither the Private Securities Litigation Reform Act of 1995 nor Section 21E of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, provides any protection for statements made in this prospectus.

                                EXPLANATORY NOTE

         Certain portions of this prospectus have been prepared on a prospective basis on the assumption that, among other things, the distribution of our Class B Shares will be consummated as contemplated by this prospectus. There can be no assurance, however, that such transaction will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this prospectus.

                                THE DISTRIBUTION

Background of the Distribution

         In the fourth quarter of 2003, BDSI's board of director began discussions regarding the formation of a subsidiary which would prosecute that application of BDSI's sublicensed technology in the processed food and beverage industries. At meetings in December 2002 and January 2003, BDSI's board discussed in great detail the many aspects of the project, including the nature of the business opportunity, the potential benefits to BDSI stockholders, the tax structure and the most beneficial way to distribute direct interests in the opportunity to BDSI stockholders.

     BDSI's board did not, however, obtain a fairness opinion to determine if the distribution is fair, from a financial point of view, to BDSI stockholders. BDSI did engage an independent third party firm to prepare a valuation report, which report stated that the fair market value of BND at inception and at December 31, 2003 was nominal. Furthermore, in connection with the distribution of the Class B Shares, BDSI's board made its decision, in the exercise of its business judgment, after a thorough examination of the facts presented by management.

     After presentations from management, including Dr. O'Donnell, Dr. Mannino and Mr. McNulty, BDSI's board, in early January 2003, made a determination, based on the potential of the processed food and beverage opportunity, the strategic advantages of separating such opportunity from the rest of BDSI, and the potential tax benefits to BDSI stockholders of housing such opportunity in a "pass through" entity for tax purposes, that it would be in the best interests of BDSI and its stockholders to create BND and seek ways in which to distribute interests in BND to BDSI stockholder. In so doing, BDSI's board authorized:

     o the creation of BND as a Delaware limited liability company treated as a partnership for federal income tax purposes, and

     o the license by BDSI to BND of the application of BDSI's technology to the processed food and beverage industry,

     In early February 2003, BDSI's board authorized:

     o    the capitalization of BND by a loan of $500,000 from BDSI, and

     o the entry into a management services and administration agreement between BDSI and BND.

         Throughout 2003 and presently, BDSI's board has been advised on developments with BND on a regular basis and has taken action when appropriate. For example, in April 2003, following the receipt by BND of initial indications of interest in its licensed technology, and after discussions with BDSI's management, BDSI's board authorized an amendment to the license agreement between BND and BDSI which licensed to BND the application of BDSI's sublicensed technology in the personal care product space as well as food and beverage processing.

Reasons for the Distribution

         BDSI and BND believe in the potential for, and BDSI's board considered, the following key benefits of the distribution:

     o Tax benefits. As a limited liability company, income generated by BND will not be taxed at the BND level, the result being the avoidance of a "corporate level" federal income tax. As such, once BND begins to generate cash, BND itself will not have to pay taxes on the income generated therefrom and thus there will be more cash to potentially distribute to BDSI stockholders, who will hold the Class B Shares. Likewise, if BND should be sold in the future, holder of Class B Shares may potentially receive more favorable long term capital gains treatment as a direct equity interest holder in BND in connection with such sale. No assurances can be given, however, that BND will ever generate such income, that such distributions will ever be made, that such sale will ever occur or that the tax treatment of such sale described above will be effected.

     o Direct access to capital markets. As an independent company, BND will be able to directly access the private capital markets and potentially issue equity and debt more easily and on more favorable terms in order to finance expansion and growth opportunities. Potential investors may include those interested in the food and beverage processing and personal care product opportunities but not BDSI's drug delivery opportunity.

     o Greater strategic focus. Over time, particularly as the opportunity licensed to BND develops further, BDSI and BND each expects to have a sharper focus on its businesses and growth opportunities as a result of their separation. This will be even more apparent as the BND opportunity matures and when new management is added. As this occurs and the separation of the businesses continues, BDSI and BND believe that each will be able to make decisions more quickly, deploy resources more rapidly and efficiently, and operate with more agility than when all of their businesses were part of a larger organization. Further, the separation of BND from BDSI will eliminate any competition for capital between the two businesses, which BDSI and BND believe will enhance the opportunities for growth of the respective businesses.

     o Increased ability to attract, retain and motivate employees. BDSI and BND believe that the separation will enable each of BDSI and BND to offer its key employees compensation directly linked to the performance of its business, which they expect to enhance their ability to attract, retain and motivate qualified personnel.

     o Better understanding of businesses. The businesses of each of BDSI and BND will be more easily understood by investors and the capital markets generally as the separation continues.

Note Regarding the Distribution

         Please note that you will not be required to pay any cash for the Class B Shares you receive in the distribution. You will continue to own your shares of BDSI common stock, and, if you were a BDSI stockholder on the record date for the distribution, you will also receive Class B Shares of BND. The distribution will not change the number of, or rights associated with, outstanding shares of BDSI common stock.

                             BUSINESS AND PROPERTIES

Our Business, Opportunity and Industry

         We are the exclusive world-wide perpetual sublicensee of BDSI's proprietary encochleation drug delivery technology for use in the processed food and beverage and personal care product industries for both human and animal consumption. As a current subsidiary of BDSI, we have only entered into the sublicense with BDSI and have not conducted any meaningful business or operations of any kind or nature, except for certain testing and research of the sublicensed technology.

         Effective April 1, 2003, we obtained an exclusive worldwide sublicense from BDSI with the right to sublicense to manufacturers and processors in the foods and beverage and personal care product industries. Under the terms of the sublicense, we have agreed to pay to BDSI an 8% royalty on all sublicense net revenue, to contract back with BDSI for certain formulation work and to exclusively license-back to BDSI on a royalty-free basis and for worldwide non-processed food and beverage and personal care product use any improvements in the delivery technology which we develop. Such improvements, if we develop them at all, may come in the areas of naturally occurring chemicals that appear to have health-promoting properties, more commonly known as nutraceuticals, and over the counter and prescription drugs.

         Our business opportunity is based solely upon BDSI's encochleation technology platform, which will enable us to encapsulate or "wrap" a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages and personal care products. A nutrient is any substance found in food that the body can use to obtain energy, synthesize tissue or regulate body functions. Micronutrients, which are nutrients that are needed by the body in very small amounts because they can not be synthesized in the body, can assist with the removal of potentially damaging free radicals from the body. Free radicals (resulting from, among other things, smoking, alcohol consumption and pollution) cause damage to the tissues in the body and have been linked with the onset of various other diseases, including heart disease and cancer.

         All of the components of the cochleate cylinder used as a nutrient delivery system are naturally occurring substances such as soy PS and calcium. We believe that the cochleate cylinder provides an effective delivery mechanism without forming a chemical bond, or otherwise chemically altering, the nutrient. The encochleation process and delivery platform is being developed by BDSI in collaboration with the University of Medicine and Dentistry of New Jersey and Albany Medical College, which have granted BDSI the exclusive worldwide licenses under applicable patents. When wrapped in the cochleate cylinders, we anticipate that these nutrients will better retain their properties for digestions in both humans and animals. During 2001 and 2002, BDSI incurred no direct expenses for research and development associated with the food processing or personal care product applications of the encochleation technology. BDSI spent approximately $15,000 on research and development associated with this application in the first quarter of 2003.

         The advantage of encochleating micronutrients, such as certain antioxidants, is the ability to add these to the food, beverage or personal care products and thus enhance the nutritional value or efficacy of the product. Antioxidants, such as Vitamins C and E, counteract potentially harmful cellular by-products, called free radicals, and bind with them before they can cause damage. In many cases, the harsh manufacturing and storage conditions associated with these products can destroy the natural content of certain micronutrients and in other cases defeat attempts to add micronutrients to these products. Such things as high temperature, water (hydrolysis), air (oxidation), enzymes, pH (acidity/alkalinity), pressure, light exposure and grinding can all contribute to the destruction of fragile micronutrients during manufacture, storage, and meal preparation. Encochleation of the micronutrient may be able to provide protection during manufacturing, storage and preparation, thus enhancing the nutritional value of the food or beverage product or the efficacy of the personal care product. In some cases, the micronutrient may impart an unpleasant flavor, and using encochleation can mask the unpleasant flavor.

         We do not intend to directly sell products to any end market but rather to commercially exploit our rights to the encochleation technology by sublicensing to existing food and beverage and personal care product companies who will sell their products through their own sales force, independent distributors and/or sales agents. The nutritional products industry seeks to deliver performance ingredients for use throughout the food and animal health industries to enhance nutritional fortification, processing, mixing, packaging applications and shelf-life improvement.

         We intend to identify licensees who will apply our sublicensed encochleating technology to processed foods, including snacks, such as chips, candies, breads, canned goods, packaged meals (such as microwaveable entrees), petfoods and pet treats, cheeses, cereals, soups, popcorn, pretzels and condiments. We further believe the technology might be applied to beverages, including sports drinks, enhanced waters, carbonated beverages, infant formulas, milk, juices, beer and wine. The commercial feed supplements segment will be targeted to businesses that manufacture and supply nutrients for animal health, predominantly to the cattle, poultry and swine industries. The personal care product segment will be targeted to manufacturers of shampoos, soaps, creams and other personal care products. We intend to sublicense our sublicensed technology rights to as many companies as we can identify so long as such rights will not interfere with the rights of other licensees.

         We believe that applying drug delivery technologies to the delivery of nutrients in commercially produced foods and personal care products is novel and, as a result, there is no direct precedent for identifying, structuring and securing nutrient delivery sublicenses. However, we believe that utilizing BDSI's related and relevant experience in structuring and securing licenses in the drug delivery area will allow us to compete in this new arena.

The Evaluation of Our Technology

         We have begun to evaluate the viability of our technology with manufacturers, and we anticipate testing to be completed by the end of the first quarter of 2004. There are important considerations for potential partners who test our technology in their food, beverage and personal care products, including, most importantly, the efficiency of encochleating the nutrient and safety issues, as well as the cost of goods, adequacy of raw materials, scalability of the manufacturing and drying processes, and regulatory filings. We have been and will continue to work to lower the costs associated with utilization of our technology in order to maximize the economic considerations for any potential licensees for our technology. Typically, the potential licensee pays for the evaluation process in large part, although the exact cost of evaluation to the potential licensee is unknown to us as each evaluation partner conducts such studies as they deem appropriate.

         For example, a potential licensee will send us the micronutrient of interest to them. We then encochleate the micronutrient and send a batch back to the customer for their evaluation. Such evaluation typically includes a pilot manufacturing run, followed by analysis for micronutrient content, stability upon storage, bioavailability, taste, odor and other factors. In September 2002, BDSI entered into an evaluation agreement with a pet food processor and has begun testing of the encochleation technology for use in such industry. We have and will continue to monitor and develop the progress of our sublicensed technology under the evaluation agreement. Through such agreement, we are in the process of testing formulations produced by means of various scaled commercial manufacturing techniques in pet food.

         Prior to entering into a formal sublicense with a food processor, we believe that such party or any potential sublicensee will want to extensively test our enchocleation process to determine its viability and efficacy. We believe that such testing may take a year or more with any potential sublicensee. We do not have any sublicensing arrangement at this time, although testing is being undertaken by the party to the evaluation agreement and approximately six other parties, each of whom have executed confidentiality agreements with us. Such parties have indicated interest in encochleated Omega-3 fatty acids for human consumption and encochleated beta carotene for pet consumption. We have provided several formulations to the party to the evaluation agreement and to other parties for purposes of arriving at the least expensive formulation. Arriving at the least expansive formulation will help achieve the most beneficial outcome for the potential partner and for us so that we may maximize the economic terms of a potential license agreement. The decision by any potential partner to license our technology will be determined primarily by the cost to such party of using our technology, including, for example, the cost of goods, cost of manufacturing, cost of purification, savings on cargo molecule and other similar factors. In an attempt to lower the cost of the raw goods required for the encochleation process, we have also discussed potential partnerships with suppliers of soy phosphatidylserine, or PS, which is an important component of the BioralTM delivery technology.

         Although we have not entered into any formal licensing agreements, or come to terms with any potential licensees, we are encouraged by our preliminary results and findings and believe that a viable business opportunity exists. We, along with BDSI, have successfully formulated an encochleated beta-carotene and encochleated oil containing Omega-3 fatty acids. We have tested these formulations under conditions of shelf storage, heat, pressure, light exposure and moisture, and the formulations have proven stable under these testing conditions, although long term storage stability is yet to be determined. Moreover, modifications of the technology that are intended to further reduce the costs of utilizing it may require additional evaluation. Process development for large-scale commercial manufacturing is also being tested. Based on our technological research undertaken thus far, we believe that our technology is simple and has the potential to be inexpensive and commercially scalable.

     BDSI has also begun the process of formulating advanced versions of our sublicensed BioralTM technology for use in the food processing industry. These formulations fall under our license agreement with BDSI. In the second half of 2003, BDSI created the new BioGeodeTM delivery system, which has an enhanced protective structure that can be employed to stabilize and deliver a wide range of micronutrients and has the potential to increase the nutritional value of processed foods and beverages. BioGeodesTM also have potential wide-ranging applications in personal care products and for the delivery of difficult to work with, water-insoluble compounds such as hydrophobic drugs, antioxidants and oils. Micronutrients formulated into BioGeodesTM are stabilized and protected from the potentially harsh conditions of food processing and product manufacturing and also exhibit extended shelf life. To date, formulations of BioGeodesTM have been made and stored at room temperature under normal ambient conditions, and they have not had an appreciable loss of potency after 6 months. Laboratory tests have also been conducted with BioGeodesTM, including baking with the formulations and autoclaving formulations, and they appear to be stable. The lead product employing the BioGeodeTM delivery system is an antioxidant preparation which has been manufactured in kilogram quantities using standard, cost-effective manufacturing protocols.

         The next step in the development of our technology will be inclusion of relatively large quantities produced by these means in pilot manufacturing runs by potential commercial partners for the purpose of evaluating whether or not to negotiate a license to our technology. We recently completed the first pilot manufacturing runs and stability testing with encochleated beta-carotene, which were undertaken by a separate third-party. The finding showed that the encochleated formulation of beta-carotene was superior to unencochleated beta-carotene. We continue to work with the potential licensee to reduce costs of raw materials and to improve and simplify manufacturing, including the drying process. These pilot manufacturing runs have demonstrated that our formulations of beta-carotene may maintain their stability during shelf storage of up to 6 months, although the tests also show that we will need to refine the process for removing unencochleated nutrients that appear in the formulations. We believe as we continue to make refinements to our formulation processes in conjunction with potential partners, we may achieve commercial scalability during 2004. If, during such time, we can negotiate a sublicense to our sublicensed technology with this and/or other partners, we expect that we would begin generating revenue shortly after execution of a sublicense agreement, depending upon the terms and conditions of the sublicense.

Our Background and Governance

         We were formed on January 8, 2003 as a Delaware limited liability company. As of the date of this prospectus, BDSI owns approximately 94.972% of our limited liability company interests, comprised of 708,586 Class A Shares and 7,085,862 Class B Shares. As part of our formation, we also granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01. BDSI has been granted this option in order that it may, at a later date, provide option and warrant holders of BDSI stock with the ability to obtain interests in BND following the exercise by such persons of their options or warrants.

         We are currently governed by our amended and restated operating agreement, dated October 1, 2003. Such agreement was originally entered into on January 8, 2003 and was amended on March 31, 2003. Following the distribution of the Class B Shares, we will continue to be governed by our amended and restated operating agreement. As a result, upon your acceptance of your Class B Share certificates, you will be deemed to have agreed to be bound by the terms of such operating agreement and our certificate of formation. As a result, you will have no say over the management and control of BND, all such power being vested, directly or indirectly, in BDSI. If you affirmatively refuse to be bound by such terms and provisions by giving written notice to BDSI and returning your Class B Share certificates, then you will forfeit your right to the Class B Shares and such shares will be retained by BDSI.

         Pursuant to our operating agreement, our board of directors, under the supervision of BDSI, governs the major corporate decisions of BND and appoints our officers, who are responsible for the day-to-day management of BND. See "Officers and Directors of the Company" for more information about our officers. Our directors and officers are eligible to participate in our 2003 Class B Membership Share Option Plan and will otherwise receive such compensation as may be determined by our board of directors.

         In order to keep our operating expenses manageable, we have entered into a management services and administrative agreement with BDSI, since we believe our short-term objectives can be met without hiring full-time employees or renting space. Given that our business opportunity is to enter into sublicense agreements with food and beverage and personal care product producers, a large corporate organization is unnecessary. Pursuant to the terms of this agreement, BDSI is providing us with the services of Francis E. O'Donnell and James A. McNulty, respectively, BDSI's CEO and CFO to BND in an amount equal to 20% of such individual's professional time. In addition, BDSI is providing us scientific and back office support and related coordination of corporate activities. For the initial term of the management services and administrative agreement, which ends on December 31, 2004, we will not pay any cash fee to BDSI. Thereafter, the agreement contemplates that we will revisit the terms of the agreement with BDSI and mutually determine if fees should be paid.

         Should our business opportunity develop as we envision it, our responsibilities should consist largely of identifying, securing and monitoring license arrangements with other companies who will be using our sublicensed technologies as part of their manufacturing processes and with their products. We do not intend to manufacture any products ourselves or to market any products directly to consumers. Our management services agreement with BDSI, as amended effective October 1, 2003, will terminate on December 31, 2004 unless renewed by the parties on terms to be mutually agreed upon. Prior to such amendment, our management services agreement with BDSI was to have terminated on April 1, 2004.

         Following the distribution of the Class B Shares, holders of Class B Shares will be admitted as members of the Company. Holders of Class B Shares will have no rights to control BND, as all such control rights are vested in BDSI, as the holder of our Class A Shares and our managing member, and the directors and officers directly or indirectly appointed by BDSI in its sole discretion. See "Risk Factors - Risks Related to the Distribution and Ownership of the Class B Shares" and "The Operating Agreement and Rights of the Holders of Class B Shares."

         In light of the potential benefits as determined by BDSI's board of directors, we have, since February 2003, endeavored to facilitate ways to distribute Class B Shares to BDSI stockholders. In February, 2003, we filed a registration statement on Form SB-1 to register certain Class B Shares and related rights to purchase Class B Shares. Such registration statement subsequently was amended and then formally withdrawn in November 2003 after discussions with the SEC. In November 2003, we filed a registration statement on Form 10-SB in an attempt to effect a "spin-off" of certain Class B Shares. This registration statement was similarly withdrawn. The reasons for these withdrawals were not, in our view, related to the substantive business of BND, but rather based on structural issues necessary in order for the proposed distributions to comply with the federal securities laws. We filed the registration statement of which this prospectus is a part after further discussions with the SEC.

Our Sublicense With BDSI

         Effective April 1, 2003, we entered into a perpetual world-wide exclusive sublicense for all opportunities in the processed food and beverage industry for both human and non-human use. This sublicense was subsequently amended to include personal care products. In consideration of the sublicense grant, we shall pay to BDSI a royalty of 8% on all net revenue that we receive from third parties. In addition, pursuant to the sublicense agreement, BDSI has granted us a license to use BDSI's registered trademark, "Bioral" and its pending trademarks "Biogeodes," "Geodes" and "Nano-geodes." The sublicense to BDSI's technology and the license of such trademarks are treated as one sublicense as it relates to revenues derived by us and resulting royalty payments due to BDSI. BDSI has not sublicensed to us, and has retained for itself, subject to BDSI's licensing arrangements, all applications of the encochleation technology other than for processed foods and beverages and personal care products.

         The sublicense granted to us is subject to a reserved right in BDSI to make, use and sell the licensed technology for any use for which BDSI has not given consent to us for development. We shall have the right to sublicense the sublicensed technology. Each sublicense granted by us shall be consistent with the provisions of our sublicense with BDSI and shall affirmatively recognize that the license may be assumed by BDSI.

         The sublicense may be terminated by BDSI at any time prior to our entering into any sublicense agreements. BDSI may terminate the sublicense subsequent to our entering into any sublicense in consideration for payment of a termination fee equal to six (6) times our trailing twelve (12) months gross revenues. We have derived no revenue from our sublicensed technology as of the date of this prospectus.

         In addition, failure by BDSI or us to comply with any of the material obligations contained in the sublicense agreement shall entitle the other party to give to the party in default notice specifying the nature of the default and requiring it to cure such default. If such default is not cured within sixty

(60) days after the receipt of such notice or, if such default cannot be cured within such sixty (60) day period, if the party in default does not commence and diligently continue actions to cure such default, the notifying party shall be entitled to terminate the sublicense agreement by giving written notice to take effect within thirty (30) days after such notice unless the defaulting party shall cure such default within said thirty (30) days.

         BDSI shall continue to have full responsibility for and shall control the preparation and prosecution of all intellectual property and the maintenance of all the intellectual property relating to the sublicense. BDSI shall have the first right, but not the duty, to institute patent infringement actions against third parties based on any technology under the license.

         Pursuant to the sublicense agreement, we shall defend, indemnify and hold BDSI, its officers, directors, employees and consultants harmless from and against any and all third party claims, suits or demands, threatened or filed for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals), at both trial and appellate levels, relating to the distribution, testing, manufacture, use, lease, sale, consumption on or application of the technology sublicensed by us, our affiliates or our sublicensees. BDSI shall defend, indemnify and hold us, our officers, directors, employees and consultants harmless from and against any and all third party claims for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals), at both trial and appellate levels, relating to BDSI's rights to the technology under the sublicense agreement, breach of the representations, warranties and obligations of BDSI under the sublicense agreement, and any tax, duty, levy or government imposition on any sums payable by BND to BDSI pursuant to the sublicense agreement.

         Contemporaneously with the execution of the sublicense agreement, we were required to obtain and maintain comprehensive general liability insurance with a reputable and financially secure insurance carrier in order to cover our activities and our contractual indemnity under the sublicense agreement, which has minimum annual limits of liability of $1,000,000 per occurrence and $2,000,000 in the aggregate with respect to all occurrences being indemnified under the license. Such insurance policy shall be purchased and kept in force for the period of five (5) years.

Sublicensed Patents and Other Intellectual Property

         We are the exclusive sublicensee of ten issued United States patents and four foreign issued patents owned by the parties listed in the chart below. We believe that our sublicense to this intellectual property will enable us to develop our new nutrient delivery technology based upon cochleate and cochleate related technology. Below is a table summarizing patents we currently believe are important to our business and technology position.


------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     Patent Number            Issued           Expires                 Title                        Owner
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
United States 6,592,894     7/15/2003         1/22/2019     Hydrogel-isolated            BioDelivery Sciences
                                                            cochleate formulations,      International, Inc. and The
                                                            process of preparation and   University of Medicine and
                                                            their use for the delivery   Dentistry of New Jersey
                                                            of biologically relevant
                                                            molecules
------------------------ ----------------- ---------------- ---------------------------- -----------------------------



                                       25


------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     Patent Number            Issued           Expires                 Title                        Owner
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Integrative protein DNA      The University of Medicine
      United States                                         cochleate formulations and   and Dentistry of New Jersey
        6,340,591           1/22/2002        12/14/2018     methods for transforming     and the University of
                                                            cells                        Maryland
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein- and peptide
        Europe 1                                            cochleate vaccines methods   The University of Medicine
        0722338             7/25/2001         9/30/2014     of immunizing using the      and Dentistry of New Jersey
                                                            same                         and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein-lipid vesicles and
      United States                                         autogenous                   The University of Medicine
        6,165,502           12/26/2000        9/11/2016     immunotherapeutic            and Dentistry of New Jersey
                                                            comprising the same          and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Nanocochleate
                                                            formulations, process of     BioDelivery Sciences
     United States          11/28/2000        1/22/2019     preparation and method       International, Inc. and The
       6,153,217                                            delivery of pharmaceutical   University of Medicine and
                                                            agents                       Dentistry of New Jersey
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein-lipid vesicles and
       Australia                                            autogenous                   The University of Medicine
        722647              8/10/2000         9/02/2017     immunotherapeutic            and Dentistry of New Jersey
                                                            comprising the same          and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     United States                                                                       The University of Medicine
       5,994,318           11/30/1999        11/24/2015     Cochleate delivery vehicles  and Dentistry of New Jersey
                                                                                         and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                                                         The University of Medicine
        Canada              10/22/2002        2/21/2017     Cochleate delivery vehicles  and Dentistry of New Jersey
       2,246,754                                                                         and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
    United States                                           Stabilizing and delivery     The University of Medicine
      5,840,707             11/24/1998       11/24/2015     means of biological          and Dentistry of New Jersey
                                                            molecules                    and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein-lipid vesicles and
    United States                                           autogenous                   The University of Medicine
      5,834,015             11/10/1998        9/11/2016     immunotherapeutic            and Dentistry of New Jersey
                                                            comprising the same          and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------


                                       26


------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     Patent Number            Issued           Expires                 Title                        Owner
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein- or peptide-
     Australia                                              cochleate                    The University of Medicine
      689505                  4/2/1998        9/30/2014     immunotherapeutics and       and Dentistry of New Jersey
                                                            methods of immunizing        and Albany Medical College
                                                                                         using the same
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein- or peptide-
   United States                                            cochleate                    The University of Medicine
     5,643,574              07/01/1997        7/01/2014     immunotherapeutics methods   and Dentistry of New Jersey
                                                            of immunizing using the      and Albany Medical College
                                                            same
------------------------ ----------------- ---------------- ---------------------------- -----------------------------

   United States                                            Reconstituting viral
     4,871,488              10/03/1989       10/03/2006     glycoproteins into           Albany Medical College
                                                            largephospholipid vesicles
------------------------ ----------------- ---------------- ---------------------------- -----------------------------

   United States
     4,663,161              05/05/1987        4/22/2005     Liposome methods and         Albany Medical College
                                                            compositions
------------------------ ----------------- ---------------- ---------------------------- -----------------------------

         BDSI has previously, and may in the future, sublicense any or all of these patents to other third parties for different uses. For example, in November 2003, BDSI announced that it had entered into an memorandum of understanding to establish an Israeli subsidiary, tentatively named Biorazyme Ltd., for the purpose of using the above listed patents to develop oral formulations of lysosomal storage enzymes, such as glucocerebrosidase, for the treatment of Gauchers Disease.

         Our sublicensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop nutrient delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law. Failure to protect our technologies from competitors could materially effect our prospects in the market.

         We will also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Our agreements with third parties to protect our trade secrets and other confidential information may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

         We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our sublicensed technology to develop or sell competing products.

_________
1 Validated in Great Britain, Sweden, Austria, Switzerland, Ireland, Italy, France and Germany.

BDSI's Licensed Intellectual Property

         Our sublicensed technology is derived from patented technology licensed by BDSI from the University of Medicine and Dentistry of New Jersey and Albany Medical College, referred to in this prospectus collectively as the Universities. Some of BDSI's scientists were former researchers and educators at the Universities researching cochleate technology. All of BDSI's current research and development is done using facilities provided to BDSI, and therefore indirectly to us, on the campus of the University of Medicine and Dentistry of New Jersey, pursuant to a lease, or at the facilities of BDSI's contractors or collaborators. Both of the Universities are stockholders in BDSI and have a substantial financial interest in BDSI's and BND's businesses.

         In September 1995, BDSI entered into a license agreement with the Universities to be the exclusive worldwide developer and sublicensee of the cochleate technology. Under the license agreement, BDSI and the Universities have also jointly patented certain aspects of the cochleate technology and co-own such patents with them. Pursuant to such license agreement, BDSI agreed that each University would be issued an equity interest in BDSI's capital stock, originally equal to 2% of BDSI's outstanding capital stock. These arrangements were subsequently revised in December, 2002. On December 16, 2002, BDSI amended its license agreement with the Universities to provide for a decrease in the royalty payments to be paid to the Universities on sublicenses in consideration of an increase in the royalty on product sales and the issuance to the Universities of options to purchase shares of BDSI common stock. As of December 31, 2002, the University of Medicine and Dentistry of New Jersey owned 139,522 shares (including shares issued under a research agreement) and warrants to purchase 8,951 shares of BDSI's common stock at $3.05 and 75,000 options to purchase BDSI's common stock at a price per share of $2.37. As of December 31, 2002, Albany Medical College owns 2,222 shares of BDSI common stock and warrants to purchase 9,951 shares of BDSI common stock at $3.05 and 75,000 options to purchase BDSI common stock at a price per share of $2.37. There are no further requirements to provide either University any additional equity interests in BDSI.

         The license agreement between BDSI and the Universities, as amended, grants BDSI an exclusive license to the technology owned by these Universities and obligates BDSI to pay a royalty fee structure as follows:

     (a) For commercial sales made by BDSI or its affiliates, BDSI shall pay to the Universities a royalty equal to 5% of our net sales; and

     (b) For commercial sales made by any of BDSI's sublicensees, BDSI shall pay to the Universities royalties up to 5% of our revenues received from the sublicensee from the sale of the product.

         BDSI's royalty payments to the Universities will be divided equally among them pursuant to the license. The Universities have reserved the right to use and permit the use of BDSI's licensed technology and licensed patents by non-profit organizations for educational and research purposes on a non-commercial basis.

         In April 2001, BDSI entered into a research agreement with the University of Medicine and Dentistry of New Jersey whereby BDSI and such University agreed to share the rights to new research and development that jointly take place at the University's facilities until December 31, 2005. BDSI also agreed to provide such University with progress and data updates and allow its researchers to publish certain projects.

Intellectual Property Access and Protection

         Although our trade secrets and technical know-how are important, our continued access to BDSI's patents is a significant factor in the development and commercialization of our nutrient delivery technology. Aside from the general body of scientific knowledge from other nutrient delivery processes and lipid technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our current nutrients delivery system. We do not believe that any other company is developing a nutrient delivery technology similar to ours or that we are violating any other patents in developing our sublicensed technology.

         We will generally require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically will provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability.

Competition

         To the best of our knowledge and from information we have gathered from potential licensees, we are unaware of any other technology for the delivery of micronutrients with the key attributes of our technology, namely, stability during manufacture and storage, and taste and odor masking. Our potential competitors may have synthetic chemicals that could accomplish the delivery of nutrients as our technology can, but such chemicals would not be permitted to be added to food and to beverages or personal care products. To our knowledge, our nutrient delivery technology is the only one to use naturally occurring compounds, including PS, which is found in soy beans, and calcium to provide a delivery means. We expect to compete by being the first to secure licensing arrangements with strategically important food and beverage and personal care product producers and by using these early relationships to expand acceptance of and the market for our technology for encochleating micronutrients.

         However, we anticipate that competition in the emerging nutrients delivery market is inevitable and we expect such competition to be fierce. As nutrient delivery technologies are developed, our success will be based primarily on performance, customer acceptance, quality, service and price. Potential competitors may arise with greater resources than ours, leaving our ability to compete in these vital areas compromised. In addition, the competition for winning and retaining customer acceptance of nutrient delivery technology through licensing programs may involve substantial expenditures of time and resources which we may not have and which our competitors may have.

         The biotechnology and, we expect, the nutrient delivery industries are also subject to rapid and substantial technological change. Developments by others may render our sublicensed technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from biotechnology and food processing companies, personal care product companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

         We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar effects compared to our sublicensed technology. Our competitors may develop nutrient delivery technologies that are safer, more effective or less costly than our intended products and, therefore, present a serious competitive threat to us. See "Risk Factors - We may be unsuccessful in developing our business because of competitive pressures."

Government Regulation

         Government regulation will be imposed based upon the consumers of products incorporating our sublicensed technology. With respect to human consumption, the Food division of the Food and Drug Administration will regulate products incorporating our sublicensed technology. With respect to animal consumption, the U.S. Department of Agriculture and the individual state departments of agriculture will regulate products incorporating our sublicensed technology. In particular, to be used in human food and beverages, the Food and Drug Administration will have to grant Generally Recognized As Safe, or GRAS, status for soy PS, a component of our technology. To our knowledge, at least one major soy processor is currently preparing a GRAS filing for soy PS, although we do not know when approval will be granted, if ever. It is our understanding that such approval may take up to six months or longer. To be used for animal feed, the American Association of Feed Control Officers, or AAFCO, must approve it. This the granting by the AAFCO of any such approval will be the responsibility of our sublicensees, so we can not project a definitive timeframe for such approval, although, like the GRAS approval, it is our understanding that the approval process could take up to six months. However, it is our also understanding that the fact that our delivery technology uses naturally-occurring ingredients may make it easier to obtain such approval, although no assurances can be given of this possibility. It is our understanding that a GRAS designation would facilitate AAFCO approval, although no assurances can be given as to such effect.

         Personal care products such as shampoos, soaps and creams are also subject to similar regulation by the Federal Trade Commission and the Food and Drug Administration. These agencies regulate, among other things, the ingredients, labeling, packaging and marketing of such products. Manufacturers of these products that incorporate our technology will have to comply with such regulations.

         In addition, advertising claims made by potential sublicensees with respect to their products which may incorporate our sublicensed technology are subject to the jurisdiction of the Federal Trade Commission and the Food and Drug Administration. In both cases, such companies would be required to obtain scientific data to support any advertising or labeling health claims they make concerning their products, although no pre-clearance or filing is required to be made with either agency. Furthermore, in December 2002, the Food and Drug Administration announced that it was loosening its requirements for the scientific substantiation of health claims on foods, allowing foods to carry "qualified" health claims. This action puts claims on foods on a similar footing to that allowed for dietary supplements and may inure to the benefit of potential licensees of ours who incorporate our nutrient delivery technology into their products. See "Risk Factors -- We operate in a highly regulated industry, which exposes our business to significant risks."

         Notwithstanding the foregoing, we do not expect that our sublicensees will be making any claims directly related to our nutrient delivery technology, such as superior stability or superior cellular delivery, but claims related to the health-promoting features of the micronutrients themselves that are delivered by our technology. The FDA ruled in March 2003 that supplements of soy PS for human use can claim that

"Soy PS may reduce the risk of senile dementia." Therefore, sublicensees for human food and beverages could make claims accordingly for the soy PS delivery vehicle in addition to any allowed claims associated with the specific micronutrient being delivered.

Properties

         We do not own any properties and our offices are provided to us pursuant to our management services and administrative agreement with BDSI. Under such agreement, we will lease, for no effective rent through December 31, 2004, a portion of the real estate leased by BDSI at 185 South Orange Avenue, Administrative Building No. 4, Newark, NJ 07103. After such time, we and BDSI intend to reevaluate the cost structure of the entire management services and administrative agreement, including the portion relating to the leased space.

Litigation

         We are not aware of any pending or threatened litigation against BND.

Employees

         Our operations are primarily conducted pursuant to our management services and administrative agreement with BDSI, pursuant to which BDSI technically is the employer of our employees and is responsible for the payment of wages, the provision of benefits and other employee related matters. In March 2003, we hired one person on a full-time basis to find opportunities to secure business within, as well as to generally research, the processed food and beverage and personal care product industries.

Recent Sales of Unregistered Securities

         We were formed on January 8, 2003. In connection with our formation, the following individuals and entities were granted the amount and type of our securities listed below.


         Name                              Number and Class of Membership Shares
         ----                              -------------------------------------

                                                    708,586/Class A
BioDelivery Sciences International, Inc.           7,085,862/Class B

Dr. Raphael Mannino                                 125,000/Class B

Susan Gould-Fogerite, Ph.D.                          75,000/Class B

Donald L. Ferguson                                   75,000/Class B

Ellenoff Grossman & Schole LLP                       37,500/Class B

James A. McNulty                                     20,000/Class B

Susan G. Bonitz, Ph.D.                               20,000/Class B

Mauro Bove                                           20,000/Class B

Christopher Chapman, M.D.                            20,000/Class B

Samuel S. Duffey, Esq.                               20,000/Class B

         All the above securities were issued pursuant to Section 4(2) of the Securities Act of 1933 in that all of the individuals or individuals controlling the entities involved: (i) were not solicited to make any investment of time or capital in the Company; (ii) were "sophisticated" with the meaning of the Securities Act of 1933, (iii) were granted full and complete access to all information regarding BND, and (iv) agreed, by signing BND's operating agreement, to refrain from transferring or distributing their securities other than in conformance with BND's operating agreement, which contains strict prohibitions on transfer. In addition, as of our formation, we granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01.

         At our inception on January 8, 2003, we issued an aggregate of 412,500 of "founders" Class B Shares to certain individuals and our outside law firm as compensation for assisting in the formation of BND. Other than legal services performed by our outside law firm, the services performed by these individuals in connection with the formation of BND consisted principally of attendance at organizational and strategic meetings. These meetings were held to discuss the formation of BND to exploit the potential opportunity of doing business in the processed food and beverage industry and a potential need for a management services and administrative agreement with BDSI. The amount paid for the time incurred by these individuals for such services would have a nominal value, if any, at the time of formation. The founders shares were valued at zero because, at inception, BND was newly formed, had no assets and no liquidation value. The Class B Shares received by our outside law firm were given as part of a negotiated fee arrangement. Services performed subsequent to these initial "founding" services, for example, legal fees, have been compensated with cash payments.

Transfer Agent

         American Stock Transfer & Trust Company will be our transfer agent for the Class A Shares and the Class B Shares.

Indemnification of Officers and Directors

         Our operating agreement, as is permitted under Section 18-108 of the Delaware Limited Liability Company Act, currently provides, and will continue to provide following the distribution of the Class B Shares, that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under our operating agreement as: (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of membership shares or (iv) an officer, director, employee or agent of an holder of our membership shares against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and
(2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity (A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of our operating agreement.

Changes in and Disagreements With Accountants

         On April 18, 2003, with the recommendation of the audit committee and the approval by full board of directors of our parent, BDSI, we dismissed Grant Thornton LLP as our independent accountants and retained Aidman, Piser & Company, P.A. as our independent accountants. During the period from our inception, January 8, 2003, through April 18, 2003 (the date of Grant Thornton's dismissal as our independent accountants), Grant Thornton acted as our independent accountants and, during such period there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make a reference to the subject matter of the disagreements in connection with its reports in the financial statements for the period from inception through February 28, 2003. For additional information, see BDSI's Current Report on Form 8-K, dated April 18, 2003.

         The independent accountant's report of Grant Thornton on our financial statements for the period from inception through February 28, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

         As there were no disagreements between BND and Grant Thornton with respect to BND's audited financial statements, we have not needed to consult with our new auditor, Aidman Piser & Company, P.A., on such matters.






                  [remainder of page intentionally left blank]

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

         The following is a discussion and analysis of our financial condition and plan of operations should be read in conjunction with the audited financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus. You should also read this discussion in conjunction with other sections of this prospectus, including "The Operating Agreement and Rights of the Holders of Class B Shares." In addition, readers are advised the our parent company and managing member, BDSI, is a public company whose shares of common stock are listed on the NASDAQ Small Cap Market. Information regarding BDSI, including its filings with the SEC, can be obtained from the SEC's website, www.sec.gov.

         Since our inception on January 8, 2003, we have conducted no business operations except for organizational and limited research activities. For the period from inception through December 31, 2003, we have had no revenue from operations and accumulated operating expenses amounting to $532,720, including approximately $92,701 of expenses relating to research and development costs which are being treated as temporary equity and therefore as a payable to BDSI. The remainder of these operating expenses are related to start-up, legal and organizational expenses. Our business opportunity is based upon BDSI's encochleation technology platform, which will enable us to encapsulate or wrap a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages and personal care products.

        On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax distributions" paid to the holders of Shares. BDSI is under no obligation to contribute or loan further funds to us, except to the extent needed to fund operating deficits, if any, through January, 2005. BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

         As of December 31, 2003, we had approximately $122,000 in cash in the bank. We feel that this will meet our specific cash requirements through January 1, 2005. In addition, we have completed a majority of the start-up activities necessary to position us to start seeking sublicenses of our sublicensed technology. We foresee incurring additional losses as we commence initial operations and until such time as we begin to generate revenue, of which there can be no assurance. If we are unable to generate sufficient revenue from operations to implement our business plans, we may explore available debt and equity financing alternatives. During the initial term of our management services and administrative agreement with BDSI, which ends December 31, 2004, we will not be required to reimburse BDSI for costs incurred by BDSI on our behalf. We will reflect these costs as expenses and as contributions of capital from BDSI, which treatment will have no impact on total members' equity in BND.

     Initially, Dr. Francis E. O'Donnell, Jr., our President and Chief Executive Officer, Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer and the members of our board of directors were solely responsible for developing our business. Mr. McNulty and Dr. O'Donnell's time has been devoted to the registration process, setting up corporate accounting and governance records, audits as of February 28, 2003, March 31, 2003, September 30, 2003 and December 31, 2003, the latter three with our new auditors, establishing marketing brochures for prospective customers and trade-show attendees, and tasks of a similar nature. In March 2003, we hired one person on a full-time basis to find opportunities to secure business within, as well as to generally research, the processed food and beverage industry. We expect that, in addition to foregoing activities, over the next twelve (12) months we will continue to introduce our technology to established market participants who may be potential sublicensees of our technology and formulate select micronutrients identified by these parties. Such formulations may include omega-3s, lycopene, Vitamins C, D, E, and
K. We intend to manufacture batches of these encochleated micronutrients for evaluation by the potential licensees. Assuming that these evaluations and the costs of using our technology prove to be sufficiently acceptable to the potential licensees, we intend to negotiate licenses and technology transfer agreements. We do not propose to be a manufacturer of encochleated micronutrients.

FOR THE PERIOD JANUARY 8, 2003 THROUGH DECEMBER 31, 2003

Financial Condition, Capital Resources and Liquidity

         General

    At December 31, 2003, we had $122,485 in assets and $594,675 in liabilities, which liabilities consist of our $500,000 note payable to BDSI and $94,675 of reimbursable expenses. There were no third party accounts payable at December 31, 2003. Management expects the loan from BDSI to fund our working capital needs through calendar year 2004; however, BDSI has agreed to fund operating deficit needs should they arise through January, 2005. Using several methods, including our management services and administrative agreement with BDSI, management intends to control our expenditures until such time as we have sufficient capital to expand operations. During the initial term of our management services and administrative agreement with BDSI, which ends December 31, 2004, we will not be required to reimburse BDSI for costs incurred by BDSI on our behalf, except for research and development costs incurred on our behalf, which will be reimbursed upon signing and funding of a license agreement by BND. We will reflect these costs as payable to BDSI. Potential sublicensees pay for their own evaluation for our technology. For example, a potential customer will send us the micronutrient of interest to them, and we then encochleate this and deliver the product back to them for their evaluation. Typically, this means that they do a pilot manufacturing run and then analyze for micronutrient content, stability upon storage, bioavailability, taste, odor and other factors. Any research and development costs incurred that are to be reimbursed by potential sublicensees are reflected as due to our managing member, BDSI.

         As of December 31, 2003, BDSI has incurred $92,701 in research and development expenses on behalf of BND that are anticipated to be reimbursed by BND upon signing of a final agreement with a third party customer. As these amounts are ultimately anticipated to be funded by the customer, this should have no impact on liquidity and capital resources of BND. Should a final license agreement not materialize, the payable currently recorded will be converted into a capital contribution by BDSI.

         Effects of BDSI/BND Agreements

         BND is the obligor under an unsecured promissory note, dated January 8, 2003, in the amount of $500,000. BDSI is the payee under such note. During the next twelve months, BND expects to continue to pay interest under such note on a monthly basis in the approximate amount of $2,000. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND. BND is also a party to a management services and administration with BDSI. Currently, BND does not pay for the services provided to it by BDSI under this agreement. As such, the agreement has no effect on BND's cash flow or liquidity. Such agreement was to expire in March 2004 but such expiration date was recently extended to December 31, 2004. BND is also a party to a Sub-License Agreement with BDSI pursuant to which BND is to pay royalties to BDSI for the technology and other intellectual property licensed to BND thereunder. At the present time, BND has not entered into any sublicenses and therefore is not paying royalties to BDSI. As such, the agreement has no effect on BND's cash flow or liquidity.

         Issuance of Securities

         At inception, we issued an aggregate of 412,500 of "founders" Class B Shares valued at no consideration to the following individuals as incentive compensation for assisting in the formation of BND, either directly or through our management services and administrative agreement with BDSI. The relative services performed by these individuals and entities varied and are not quantifiable and therefore no value for such services has been recorded in our financial statements.

                                                                                          Number of
                                                                                          ---------
Name                              Position                                            Class B Shares
----                              --------                                            --------------
                                  Executive Vice President and Chief Scientific
Dr. Raphael Mannino               Officer of BDSI                                         125,000

Susan Gould-Fogerite, Ph.D.       Director                                                75,000

Donald L. Ferguson                Senior Executive Vice President of BDSI                 75,000

Ellenoff Grossman & Schole LLP    Outside legal counsel                                   37,500

                                  Secretary, Treasurer and Chief Financial
James A. McNulty                  Officer                                                 20,000

Samuel S. Duffey                  Outside legal counsel to BDSI                           20,000

Susan G. Bonitz, Ph.D.            Director                                                20,000

Mauro Bove                        Director                                                20,000

Christopher Chapman, M.D.         Director                                                20,000


                                 USE OF PROCEEDS

         Neither we nor BDSI will receive any proceeds from the distribution of the Class B Shares.

                                 CAPITALIZATION

         We were capitalized with a $500,000 loan which we received from BDSI in February 2003. At March 31, 2003, we had a members' deficit of approximately $160,000. We received no capital for the 708,586 Class A Shares, 7,498,362 Class B Shares or the option of BDSI to purchase from us, from time to time for a five
(5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01, which securities we issued, in each case, on the date of our inception (January 8, 2003). Neither BDSI nor any other equity holder of BDSI is required to make capital contributions to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us. For more information regarding our financial profile, please see "Management's Discussion and Analysis of Certain Relevant Factors."

                              PLAN OF DISTRIBUTION

         Once the registration statement of which this prospectus is part becomes effective, BDSI will effect the distribution of 3,545,431 Class B Shares of BND to its stockholders. By receiving your Class B Share certificate, you will be deemed to have agreed to be bound by the terms of BND's operating agreement and its certificate of formation. In so agreeing, holders of Class B Shares will not be able to transfer such securities, except in very limited circumstances (for estate planning purposes) or with the prior written approval of BDSI, as our managing member, which approval may be withheld for any reason or no reason. There will be no public market for the Class B Shares.

         All costs, expenses and fees in connection with the registration of the Class B Shares will be borne by BDSI. As the controlling interest holder in BND, BDSI may be deemed to be a statutory underwriter under the Securities Act.

       THE OPERATING AGREEMENT AND RIGHTS OF THE HOLDERS OF CLASS B SHARES

         We are currently governed by an amended and restated limited liability company operating agreement, which was entered into on October 1, 2003 by BDSI as our managing member. Such agreement amended and restated the operating agreement, dated January 8, 2003, which was entered into by and between BDSI and our founders, officers and legal counsel as holders of Class B Shares. Our operating agreement was amended by BDSI on March 31, 2003 to, among other matters, reduce the number of Class B Shares held by BDSI. Pursuant to our operating agreement, our limited liability company interests are divided into two classes of shares: Class A and Class B. Only BDSI holds Class A Shares. The holder of Class A Shares acts as our managing member and directly or indirectly makes all management decisions regarding BND. However, Class A Shares and Class B Shares are equivalent from an economic perspective, with the holders of such membership shares (i.e., regardless of class) being able to participate proportionally (based on the percentage of aggregate membership shares outstanding which are owned by a given holder) in distributions declared by our board of directors.

         Our operating agreement provides that BDSI, as the holder of Class A Shares and our managing member, shall appoint six (6) individuals who will serve on our board of directors. These individuals serve on our board of directors at the pleasure of BDSI and may be removed and replaced by BDSI at any time, with our without cause. See "Officers and Directors of the Company" for more information about the members of our board of directors.

         Following the distribution of the Class B Shares, we will continue to be governed by our amended and restated operating agreement. If you receive Class B Shares, you will be deemed to have agreed to be bound by the terms of the operating agreement. As such, you will have no say over the management and control of BND, all such power being vested, directly or indirectly, in BDSI. We are also governed by a certificate of formation filed in the State of Delaware which contains many of the exact same provisions as appear in our operating agreement.

         The following is a summary of the principal terms of our operating agreement and the rights of the holders of Class B Shares. By acceptance of your Class B Share certificate following the distribution, you will be deemed to have agreed to be bound by the terms of our operating agreement. This summary is qualified by reference to the other provisions of this prospectus and our operating agreement, the form of which is an exhibit to the registration statement of which this prospectus is a part. The following terms should be read in conjunction with the discussion of "Risk Factors" and other sections of this prospectus.


                               Summary of Rights of Class B Shares

----------------------------------- ---------------------------------------------------------------
Securities......................... Class B Membership Shares of BND.
----------------------------------- ---------------------------------------------------------------
Capitalization ...................  The limited liability company interests of BND are divided into two classes: Class A Membership Shares and Class B Membership
                                    Shares. Assuming the full distribution of the Class B Shares,
                                    BDSI will own all of the Class A Shares, which entitle BDSI to act as our managing member, and approximately 3,540,431 Class B
                                    Shares. This amounted will be diluted upon the potential
                                    issuance of additional Class B Shares in the future, including in connection with the exercise by BDSI of its five (5) year option to purchase from us an additional 4,185,000 Class B
                                    Shares, as well as other factors. BDSI has been granted this option in order that it may, at a later date, provide option and warrant holders of BDSI stock with the ability to obtain
                                    interests in BND following the exercise by such persons of their options or warrants.

                                    Our 2003 Class B Membership Share Option Plan allows our board of directors to issue options to directors, officers and
                                    consultants of BND to purchase an aggregate of 1,000,000 Class B
                                    Shares, representing approximately 7.5% of the equity interests in BND on a fully diluted basis (assuming all 1,000,000 Class B
                                    Shares under the plan are actually issued).

                                    Our board of directors will also have the right to issue an unlimited number of additional Class B Shares or other equity securities of BND, thus diluting all existing holders of our membership shares, including BDSI, including, without
                                    limitation,

                                    o   in connection with capital raising efforts, and

                                    o   in connection with the formation of joint ventures with
                                        third parties.

                                    On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at an annual rate of 4.85% and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax
                                    distributions" paid to the holders of our membership shares.
                                    BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

----------------------------------- ---------------------------------------------------------------


                                       38


----------------------------------- ---------------------------------------------------------------
Capital Contributions.............. No holder of our membership shares, regardless of class, will be required to contribute capital to us, although BDSI will
                                    contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.
----------------------------------- ---------------------------------------------------------------
Managing Member.................... BDSI will act as our managing member and will have the exclusive responsibility for the management of our business. BDSI will appoint the members of our board of directors who, in turn, will appoint our officers. Holders of Class B Shares will have no management rights whatsoever.
----------------------------------- ---------------------------------------------------------------
Limited Liability.................. Our operating agreement and Section 18-303 of the Delaware
                                    Limited Liability Company Act provide that, except as provided by Delaware law, the debts, obligations and liabilities of BND shall be solely BND's, and no member shall be obligated
                                    personally for any such debt, obligation or liability solely by reason of being a member.
----------------------------------- ---------------------------------------------------------------
Board of Directors; Officers....... Pursuant to the terms of our operating agreement, BDSI will delegate the responsibility of the management of our business to a board of directors who will be empowered to act as a standard corporate board of directors. BDSI will have the right to elect and remove members of the board of directors in its sole
                                    discretion. The board of directors will, in turn, elect the officers of BND, who will be responsible for the day-to-day management of BND. The initial board of directors shall consist of the following individuals: Susan G. Bonitz, Ph.D., Mauro
                                    Bove, Christopher Chapman, M.D., Susan Gould-Fogerite, Ph.D.,
                                    Francis E. O'Donnell, Jr., M.D. and L.M. Stephenson, M.D. Except
                                    for Dr. Chapman and Mr. Bove, all of these individuals are currently officers, employees and/or directors of BDSI. Dr. Bonitz and Mr. Bove currently serve on BDSI's Scientific Advisory Board. Dr. Chapman was, until April 2003, a part-time employee of BDSI and is currently a part-time consultant to BDSI.

                                    The initial officers of BND consist of the following
                                    individuals: Francis E. O'Donnell, Jr. M.D., President and Chief
                                    Executive Officer, and James A. McNulty, Secretary, Treasurer
                                    and Chief Financial Officer.

----------------------------------- ---------------------------------------------------------------

Distributions of Available
Net Cash........................... Available Net Cash shall be distributed: First, to all holders of our membership shares who have positive capital account balances, the amount of such balances; and thereafter, to all holders of our membership shares regardless of the class, on a pro rata basis in proportion to the aggregate membership shares owned, in each case when and at such times as our board of directors, in its sole discretion, elects to make distributions of Available Net Cash.

----------------------------------- ---------------------------------------------------------------



                                                 39


                                    "Available Net Cash" is defined in our operating agreement as any operating receipts of the BND, not including the cash
                                    proceeds received by BND in connection with the BDSI loan but including any capital event, after payment of any amounts
                                    required to pay costs and expenses of BND, including normal operating expenses, taxes and professional or other fees, any payments of any indebtedness, and amounts of any reserves as may reasonably be determined by our board of directors.
----------------------------------- ---------------------------------------------------------------

Tax Distributions.................. Our board of directors will make annual distributions of
                                    Available Net Cash, if available, to allow holders of our
                                    membership shares to pay federal income taxes on income which may be allocated to them as members of BND.
----------------------------------- ---------------------------------------------------------------

Allocations of Profits and Losses.. All items of income, gain, loss, and deduction will be allocated to the holders of our membership shares in a manner generally consistent with the distribution provisions outlined under
                                    "Distributions of Available Net Cash" above.
----------------------------------- ---------------------------------------------------------------

Employee Incentives................ Our board of directors, pursuant to the authority granted to it under our operating agreement, has established a 2003 Class B
                                    Membership Share Option Plan for the directors, officers and consultants of BND. This plan allows for the issuance to such persons of up to 1,000,000 Class B Shares, representing
                                    approximately 7.5% of the equity interests in BND on a fully diluted basis (assuming all 1,000,000 Class B Shares under the plan are actually issued).
----------------------------------- ---------------------------------------------------------------

Withdrawal and Transfer;
Right of First Refusal............. Our operating agreement provides that our members may not withdraw from BND except with the consent of BDSI as the
                                    managing member. Additionally, holders of Class B Shares may not transfer any of their Class B Shares under our operating
                                    agreement except with the consent of the managing member, except that a holder of Class B Shares may transfer such shares without the consent of the managing member to the spouse, brother, sister, lineal ancestor or lineal descendent of such holder (and entities comprised or controlled by such individuals), but only in connection with such holder's estate planning.. In the event that a holder of Class B Shares is permitted to transfer Class B
                                    Shares, such Class B Shares will be first subject to a right of first refusal by BND.
----------------------------------- ---------------------------------------------------------------
Certain Registration Rights........ In order to effect potential distributions of Class B Shares or rights to purchase Class B Shares in the future (which we have present intention of doing), our operating agreement provides that BDSI shall have the rights to:

                                    o        distribute rights to BDSI stockholders to purchase
                                             Class B Shares;




                                                 40


                                    o        distribute Class B Shares to BDSI stockholders who
                                             exercise their rights or additional rights; and
                                    o        cause BND to register such rights and Class B Shares
                                             with the SEC.

----------------------------------- ---------------------------------------------------------------

Periodic Reports................... We will be a reporting company under the Exchange Act upon the effectiveness of the registration statement of which this
                                    prospectus is a part and will thus file periodic reports
                                    required thereunder with the SEC.
----------------------------------- ---------------------------------------------------------------

         The following is a summary and comparison of the differences with respect to certain rights of the holders of Class B Shares and BDSI as the holder of Class A Shares.

----------------------------------- -------------------------------------------------------------------------------

             Rights                     Class A Shares (BDSI only)                       Class B Shares
----------------------------------- -------------------------------------------------------------------------------

                                   As the holder of Class A Shares, BDSI        Holders of Class B Shares have no
                                   acts as our managing member and,             voting, approval or similar control
          Voting rights            directly or indirectly, through the          rights whatsoever with regard to the
                                   appointment of our directors and             business of BND.
                                   officers, controls our management
----------------------------------- -------------------------------------------------------------------------------

                                   BDSI, as the holder of Class A Shares,       All holders of membership shares,
                                   is not entitled to any special               regardless of class, share in
                                   liquidation preference. All holders of       liquidation proceeds (after payments to
                                   membership shares, regardless of class,      creditors, including BDSI's $500,000
        Liquidation rights         share in liquidation proceeds (after         loan to us) pro rata based on their
                                   payments to creditors, including BDSI's      percentage interests in BND.
                                   $500,000 loan to us) pro rata based on their
                                   percentage interests in BND.
----------------------------------- -------------------------------------------------------------------------------
        Preemptive rights                            None                                      None
----------------------------------- -------------------------------------------------------------------------------
        Conversion rights                            None                                      None
----------------------------------- -------------------------------------------------------------------------------
        Redemption rights                            None                                      None
----------------------------------- -------------------------------------------------------------------------------
     Sinking fund provisions                         None                                      None
----------------------------------- -------------------------------------------------------------------------------




                                                 41

                      OFFICERS AND DIRECTORS OF THE COMPANY

         The members of our board of directors and our executive officers and their ages as of December 31, 2003 are as follows:


Name                                  Age    Position
----                                  ---    --------

Francis E. O'Donnell, Jr., M.D........53     President, Chief Executive Officer
                                             and Director

James A. McNulty......................53     Secretary, Treasurer and
                                             Chief Financial Officer

Susan G. Bonitz, Ph.D..   ............49     Director

Mauro Bove............................48     Director

Christopher Chapman, M.D..............50     Director

Susan Gould-Fogerite, Ph.D............50     Director

L.M. Stephenson, Ph.D.................61     Director

         There are no family relationships between any of the above named directors or executive officers.

         Francis E. O'Donnell, Jr., M.D., age 53, has been our President, Chief Executive Officer and Director since our formation on January 8, 2003. He has also been BDSI's Chief Executive Officer, President, Chairman and Director on a full time basis since March 29, 2002 when Dr. O'Donnell executed an employment agreement to become BDSI's full-time interim President and Chief Executive Officer. For more than the last five years, Dr. O'Donnell has served as managing director of The Hopkins Capital Group, an affiliation of limited liability companies which engage in business development and venture activities. He is Chairman and CEO of Accentia, Inc., a specialty biopharmaceuticals holding company. He is a co-founder and chairman of RetinaPharma Technologies, Inc. which includes Tatton Technologies, LLC, and a co-founder of Biotech Specialty Partners, LLC, an alliance of specialty pharmacy and biotechnology companies. He served as Chairman of Laser Sight Inc. (LASE), a publicly-traded manufacturer of advanced refractive laser systems, from 1993 through June 12, 2003. Dr. O'Donnell is a graduate of The Johns Hopkins School of Medicine and received his residency training at the Wilmer Ophthalmological Institute. Dr. O'Donnell is a former professor and Chairman of the Department of Ophthalmology, St. Louis University School of Medicine. Dr. O'Donnell holds 25 U.S. Patents. Dr. O'Donnell is the 2000 Recipient of the Jules Stein Vision Award sponsored by Retinitis Pigmentosa International. Dr. O'Donnell's address is 709 The Hamptons Lane, Chesterfield, MO 63017.

         James A. McNulty, age 53, has been our Secretary, Treasurer, and Chief Financial Officer since our formation on January 8, 2003. He has also served as the Secretary, Treasurer, and Chief Financial Officer of BDSI on a part time basis (estimated to constitute approximately 50% of his time) since October 2000. Mr. McNulty has, since May 2000, also served as Chief Financial Officer of Hopkins Capital Group, an affiliation of limited liability companies which engage in venture activities. Hopkins Capital Group is owned and controlled by Dr. Francis E. O'Donnell, Jr. Mr. McNulty has performed accounting and consulting services as a Certified Public Accountant since 1975. He co-founded Pender McNulty & Newkirk, which became one of Florida's largest regional CPA firms, and was a founder/principal in two other CPA firms, McNulty & Company, and McNulty Garcia & Ortiz. He served as CFO of Star Scientific, Inc. from October 1998 to May 2000. From June 2000 through January

2002 he served as CFO/COO of American Prescription Providers, Inc. He is a principal in Pinnacle Group Holdings, a real estate development company developing a major downtown Tampa destination entertainment complex. He is a published co-author (with Pat Summerall) of Business Golf, the Art of Building Relationships on the Links. Mr. McNulty is a graduate of University South Florida, a licensed Certified Public Accountant, and is a member of the American and Florida Institutes of CPA's. Mr. McNulty's address is 4419 W. Sevilla Street, Tampa, FL 33629.

     Susan G. Bonitz, Ph.D., age 49, has been a director of BND since our formation on January 8, 2003. Since November 2002, Dr. Bonitz has served on BDSI's Scientific Advisory Board. Dr. Bonitz is currently an employee of BDSI, serving as the Director, Business Development. From 1999 to 2003, she acted has a biotechnology consultant to L.G. Zangani, LLC, an investor relations and consulting firm. She has served as a Mentor for Scientific Research at Hunterdon Central Regional High School in Flemington, New Jersey since 1995. Dr. Bonitz received her Ph.D. in Molecular Biology from Columbia University in 1980 and a B.A. in Chemistry from Douglass College, Rutgers University in1976. Dr. Bonitz's address is 21 Sleepy Hollow Drive, Flemington, NJ 08822.

         Mauro Bove, age 48, has been a director of BND since our formation on January 8, 2003. He also currently serves on BDSI's Scientific Advisory Board. Mr. Bove has twenty years of business and management experience within the pharmaceutical industry. He has served in a number of senior positions in business, licensing and corporate development within Sigma-Tau, one of the leading Italian pharmaceutical groups. Specifically, since 1981, and currently, he has been the Head of Corporate Development of Sigma-Tau Finanziaria S.p.A. and a Director of that entity since 1993. He is also a Director of each of Sigma-Tau International S.A. since 1998, Sigma Tau HealthScience S.p.A. since 1998, Sigma Tau America S.A since 1995 and Sigma Tau Europe S.A. since 1995. He has played a pivotal role in various international licensing and merger and acquisition transactions, including the formation of IRBM, a joint venture established by Sigma-Tau and Merck, Sharp & Dohme with the objectives of studying and creating new active substances regarding the immune system, as well as new therapies to treat viruses. Mr. Bove earned a law degree from the University of Parma, Italy, in 1980. In 1985, he attended the Academy of American and International Laws at the International and Comparative Law Center
- Dallas, Texas. He is a member of the Licensing Executives Society (LES). Mr. Bove's address is Via Sudafrica 20, 00144 Rome, Italy.

         Christopher Chapman, M.D., age 50, has been a director of BND since our formation on January 8, 2003. From October 2000 until May 2003, he was the Executive Vice President of Medical and Regulatory Affairs and Director of New Business Development (pharmaceuticals) of BDSI on a part time basis since. Dr. Chapman received his M.D. degree from Georgetown University in Washington, D.C. in 1987 where he completed his internship in Internal Medicine. He completed a residency in Anesthesiology and a fellowship in Cardiovascular and Obstetric Anesthesiology at Georgetown University. Since 1995, Dr. Chapman has been a critical care physician on the staff at Doctor's Community Hospital, Lanham, Maryland. He was most recently President of Chapman Pharmaceutical Consulting. From 1995 to April 2000, Dr. Chapman was Executive Director, Medical Affairs, Quintiles Consulting and a founding Co-Director of Quintiles BRI (QBRI) Medical Affairs, Drug Safety and Medical Writing Departments. Dr. Chapman's address is 800 Falls Lake Drive, Mitchellville, MD 20720.

         Susan Gould-Fogerite, Ph.D., age 50, has been a director of BND since our formation on January 8, 2003. She has also been Director of Business Development -- Vaccines and Gene Therapy of BDSI since October 2000. Dr. Gould-Fogerite served as Vice President and Secretary, and has been a member of the Board of Directors of BioDelivery Sciences, Inc., BDSI's predecessor, since its incorporation in 1995. Dr. Gould-Fogerite's previous experience includes her positions as Associate Professor (2002 to present) and Assistant Professor (1991-2002), at University Of Medicine and Dentistry of New Jersey, New Jersey Medical School and Research Instructor (1985 to 1988), then Research Assistant Professor (1988-1990) at Albany Medical College. Dr. Gould-Fogerite received her Ph.D. in Microbiology and

Immunology from the Albany Medical College in 1985. Dr. Gould-Fogerite's address is 6 Cynthia Court, Annandale, NJ 08801.

         L.M. Stephenson, Ph.D., age 61, has been a director of BND since our formation on January 8, 2003 and is a member of the board of directors of BDSI. In May of 2003, Dr. Stephenson was appointed President of the Drexel Research Foundation, a 501(c)(3) that will manage the research programs of Drexel University and the Drexel College of Medicine (formerly the Medical College of Pennsylvania and Hahnemann Medical School). Within Drexel, he is also the Vice Provost for Research, Dean for Graduate Policy, and Professor of Chemistry. Prior to this appointment, and since 1995, Dr. Stephenson was affiliated with the University Of Medicine and Dentistry of New Jersey, most recently as the Vice President for Research. Dr. Stephenson is a graduate of the University of North Carolina where he earned a BS in chemistry and was awarded the Venable Medal as the outstanding senior in chemistry. Dr. Stephenson earned his Ph.D. in chemistry from the California Institute of Technology where he earned the Kodak Prize for outstanding chemistry graduate student and was an NSF Predoctoral Fellow. Additionally, Dr. Stephenson was a Research Fellow at Harvard University. Dr. Stephenson also serves on the board of directors of the following institutions: Kessler Medical Rehabilitation & Research Corporation, and the Henry H. Kessler Foundation (both non-profits), and three for-profit start up ventures: PTC Therapeutics, a company seeking small molecule drugs that target RNA processing; HMGene, a company seeking to exploit the discovery of a novel gene and protein affecting abnormal cellular proliferation, and MedTower, an internet based medical knowledge management company. Dr. Stephenson's address is 73 Rockburn Pass, West Milford, NJ 07480.

Board Composition

         Pursuant to our operating agreement, our directors are appointed by and serve at the pleasure of our managing member, BDSI. Our directors can be removed by BDSI at any time. There is only one class of directors.

Officers

         Pursuant to our operating agreement, our officers are appointed by and serve at the pleasure of our board of directors. The board of directors can remove our officers at any time. There are currently only two officers: Francis
E. O'Donnell, Jr., M.D., our President and Chief Executive Officer, and Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer. Pursuant to our management services and administration agreement with BDSI, Dr. O'Donnell and Mr. McNulty each spend approximately 10 hours per week working on matters relating to BND. We are highly dependent on the efforts of Dr. O'Donnell and Mr. McNulty. See "Risk Factors -- We depend upon key personnel through our management agreement with BDSI who may terminate their employment with us at any time, exposing us to the risk of the loss of their services."

                           PRINCIPAL SECURITY HOLDERS

         The information in the following table sets forth the ownership of our Class A Shares and Class B Shares as of the date of this prospectus, by each person who beneficially more than 5% of the outstanding aggregate membership shares and the class of such membership shares; each of our executive officers; each of our directors; and all of our directors and executive officers, as a group, in each case both prior to and following the distribution. As of the date of this prospectus, we had 708,586 Class A Shares outstanding and 7,498,362 Class B Shares outstanding, with an additional 4,185,000 Class B Shares obtainable by BDSI through an option from us to purchase all or any portion of such shares, which option may be exercised by BDSI at any time, in whole or in part and from time to time, at a price per Class B Share of $0.01. No options have been issued under our 2003 Class B Membership Share Option Plan, and therefore all of the figures below exclude such options.


                                                                       Percent of
                                           Amount of each Class     each Class Owned       Amount of each          Percent of
                                             Owned Before the          Before the        Class Owned After      each Class After
  Name and Address of Owner                    Distribution         Distribution(1)       the Distribution    the Distribution(1)
---------------------------------------------------------------------------------------------------------------------------------
BioDelivery Sciences                         708,586/Class A          100%/Class A        708,586/Class A         100%/Class A
International, Inc.(2)                      11,270,862/Class B       96.5%/Class B       7,725,431/Class B        66%/Class B

                                             708,586/Class A          100%/Class A        708,586/Class A         100%/Class A
Dr. Francis E. O'Donnell, Jr. M.D.(3)       11,270,862/Class B       96.5%/Class B       7,725,431/Class B        66%/Class B

Susan Gould-Fogerite, Ph.D.(4)                75,000/Class B               *               75,000/Class B              *

James A. McNulty(5)                           20,000/Class B               *               20,000/Class B              *

Susan G. Bonitz, Ph.D.(6)                     20,000/Class B               *               20,000/Class B              *

Mauro Bove(7)                                 20,000/Class B               *               20,000/Class B              *

Christopher Chapman, M.D.(8)                  20,000/Class B               *               20,000/Class B              *

L.M. Stephenson, Ph.D.(9)                     20,000/Class B               *               20,000/Class B              *

Dr. Raphael Mannino(10)                      125,000/Class B             1.06%            125,000/Class B            1.06%

                                             708,586/Class A          100%/Class A        708,586/Class A         100%/Class A
All directors and officers as a group       11,425,862/Class B     97.8%/Class B(11)     7,880,431/Class B     67.5%/Class B(11)

---------------------------------------------------------------------------------------------------------------------------------
*Represents less than 1% of the issued and outstanding membership shares, regardless of class.

(1)      Based on 12,391,948 aggregate membership shares outstanding (which is comprised of 708,586 Class A Shares and 7,498,362
         Class B Shares, and assuming the full exercise by BDSI of its option to purchase 4,185,000 Class B Shares from us, which is exercisable within 60 days of the date of this prospectus). The Class A Shares and the Class B Shares are economically identical, entitling the holders thereof to receive pro rata distributions of available cash flow from BND when and if such distributions are determined to be made by our board of directors. BDSI, as the holder of Class A Shares, acts as our managing member. As of the date of this prospectus, no person or entity has been granted options to purchase Class B
         Shares.



                                                                45


(2)      The principal executive offices of BDSI are located c/o UMDNJ - New Jersey Medical School, Administrative Building 4, 185
         South Orange Avenue, Newark, NJ 07103. The principal administrative offices of BDSI are located at 5310 Cypress Center
         Drive, Suite 101, Tampa, FL 33609. Includes 4,185,000 Class B Shares obtainable by BDSI through an option to purchase all or any portion of such shares at a price per Class B Share of $0.01, which option may be exercised by BDSI at any time during a five (5) year period ending January 8, 2008.

(3)      Dr. O'Donnell is deemed to be a beneficial owner of BDSI's membership shares in BND through his ability to direct the management of BDSI, which is our managing member. Includes 4,185,000 Class B Shares obtainable by BDSI through an option to purchase all or any portion of such shares at a price per Class B Share of $0.01. Dr. O'Donnell has been our
         President, Chief Executive Officer and Director since our formation on January 8, 2003. He has also been Chief Executive
         Officer, President, Chairman and Director of BDSI on a full time basis since March 29, 2002. His address is 709 The
         Hamptons Lane, Chesterfield, MO 63017.

(4)      Dr. Gould-Fogerite was granted 75,000 Class B Shares as one of our founders on January 8, 2003. She has been a director of BND since our formation on January 8, 2003. She is not deemed to be the beneficial owner of any other of our securities. She has also been Director of Business Development -- Vaccines and Gene Therapy of BDSI since October 2000.
         Her address is 6 Cynthia Court, Annandale, NJ 08801.

(5)      Mr. McNulty was granted 20,000 Class B Shares as one of our founders on January 8, 2003. He is not deemed to be the beneficial owner of any other of our securities. He has been our Secretary, Treasurer, and Chief Financial Officer since our formation on January 8, 2003. He has also served as the Secretary, Treasurer, and Chief Financial Officer of BDSI on
         a part time basis (estimated to constitute approximately 50% of his time) since October 2000. His address is 4419 W.
         Sevilla Street, Tampa, FL 33629.

(6)      Dr. Bonitz was granted 20,000 Class B Shares as one of our founders on January 8, 2003. She is not deemed to be the beneficia owner of any other of our securities. She has been a director of BND since our formation on January 8, 2003.
         Dr. Bonitz is presently a BDSI employee and since November, 2002, Dr. Bonitz has served on BDSI's Scientific Advisory
         Board. Her address is 21 Sleepy Hollow Drive, Flemington, NJ 08822.

(7)      Mr. Bove was granted 20,000 Class B Shares as one of our founders on January 8, 2003.  Mr. Bove serves on BDSI's Scientific
         Advisory Board.  He is not deemed to be the beneficial owner of any other of our securities.  He has been a director of BND since our formation on January 8, 2003.  His address is Via Sudafrica 20, 00144 Rome, Italy.

(8)      Dr. Chapman was granted 20,000 Class B Shares as one of our founders on January 8, 2003. He is not deemed to be the beneficial owner of any other of our securities. Dr. Chapman has been a director of BND since our formation on January 8,
         2003. He was, until April 2003, a pat-time employee of BDSI and is now a part-time consultant to BDSI. His address is 800
         Falls Lake Drive, Mitchellville, MD 20720.

(9)      Dr. Stephenson has been a director of BND since our formation on January 8, 2003 and is a member of the board of directors of BDSI. He is not deemed to be the beneficial owner of any other of our securities. His address is 73 Rockburn
         Pass, West Milford, NJ 07480.

(10)     Dr. Raphael Mannino is the Executive Vice-President and Chief Scientific Officer of BDSI. He holds no positions with BND, but has taken initiative in founding and organizing the business or




                                                                46


         enterprise of BND and is thus deemed to be a "promoter" of BND within the meaning of Rule 405 under the Securities Act.

(11)     This percentage is based in part on the fact that Dr. O'Donnell is deemed to beneficially own all membership shares owned by BDSI. The percentage does not include the Class B Shares owned by Dr. Mannino, who is neither an officer nor a director of BND. Our remaining equity interests are owned by Ellenoff Grossman & Schole LLP, our outside legal counsel
         (37,500 Class B Shares), and two additional individuals, neither of whom are "promoters" of BND within the meaning of
         Rule 405 under the Securities Act: Donald L. Ferguson (75,000 Class B Shares) and Samuel S. Duffey (20,000 Class B
         Shares).

                             SELLING SECURITY HOLDER

         We are filing a registration statement on Form SB-1, in which this prospectus is included, on behalf of our managing member, BDSI. BDSI, as selling security holder, is distributing to its stockholders 3,545,431 of our Class B Shares. Set forth below is certain information relating to BDSI and such Class B Shares. Neither we nor BDSI will receive any proceeds from the distribution of such Class B Shares. As of the date of this prospectus, BDSI owns approximately 94.5% of our Class B Shares and all of our Class A Shares and acts as our managing member.

         Name and address of selling security holder: BioDelivery Sciences International, Inc., c/o UMDNJ - New Jersey Medical School, Administrative Building 4, 185 South Orange Avenue, Newark, NJ 07103.

         Number of membership shares known to us to be owned by the selling security holder as of the date of this prospectus: 11,979,448, comprised of 708,586 Class A Shares and 11,270,862 Class B Shares, which number includes 4,185,000 Class B Shares obtainable by BDSI through an option from BND to purchase all or any portion of such membership shares at a price per Class B Share of $0.01.

         Number of membership shares being registered for distribution or sale by the selling security holder: 3,545,431 Class B Shares.

         Number of membership shares to be owned by selling security holder after completion of the offering: Following the distribution of the Class B Shares, BDSI will own 8,434,017 membership shares, comprised of 708,586 Class A Shares and 7,725,431 Class B Shares, which number of Class B Shares includes 4,185,000 Class B Shares obtainable by BDSI through an option from BND to purchase all or any portion of such membership shares at a price per Class B Share of $0.01. The remaining Class B Shares held by BDSI may be subject to receipt or acquisition by BDSI stockholders if BDSI distributes to such stock holders Class B Shares or rights to acquire such Class B Shares and/or BDSI acquires additional Class B Shares via its option with BND.

         Percentage of membership shares outstanding to be held upon completion of offering: Approximately 68.1% (assuming the full exercise by BDSI of its option to purchase 4,185,000 Class B Shares from us).

             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

General

         As a general matter, our relationship with BDSI may possibly cause conflicts of interests in that the certain directors and officers of BDSI serve as our directors and officers and/or have entered into transactions on behalf of BDSI. In particular:

     o Our business opportunity is based upon a sublicense of technology from BDSI, which allows to utilize BDSI's technology for all opportunities in the processed food and beverage and personal care product industries for both human and non-human use. We will pay BDSI a royalty of 8% on all revenue received from third parties. The term of the agreement coincides with the expiration of each licensed patent, currently existing or granted and licensed in the future. The sublicense agreement can be terminated by BDSI upon a default by us or upon BDSI's payment of a termination fee equal to six times our trailing twelve (12) months gross revenues.

     o Furthermore, we are dependent on BDSI with regard to research and development activities conducted at the University of Medicine and Dentistry of New Jersey. To date, all funding has been provided by BDSI; however, there are no formal commitments by BDSI to continue to perform such research and development activities.

     o We owe BDSI $500,000 under an unsecured note which bears interest of 4.85%. Principal and accrued interest is payable in the amount of 10% of future sublicense revenue earned by us. If not otherwise paid, the outstanding principal and interest is payable at maturity on February 13, 2013.

     o Effective April 1, 2003, we entered into a management services and administrative agreement with BDSI for an initial term ending on December 31, 2004. Under this agreement, BDSI will provide certain services to us. These include use of premises, scientific, technical, accounting and administrative personnel, legal services and information systems. Certain of these services are reimbursed by us and certain other expenses are deemed capital contributions from BDSI.

     o Dr. Francis E. O'Donnell, Jr., our Chief Executive Officer and President, is the Manager of Hopkins Capital Group II, LLC, a significant stockholder of BDSI.

     o Dr. O'Donnell, who is our Chief Executive Officer and President and on our board of directors, is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. Dr. O'Donnell, through Hopkins Capital Group II, LLC, beneficially owns in excess of 40% of BDSI's outstanding common stock. To the extent that our relationship with BDSI deteriorates for any reason, Dr. O'Donnell may be conflicted and may be forced to actions which may be detrimental to us.

     o Dr. Raphael Mannino, BDSI's Executive Vice President and Chief Scientific Officer, may be deemed a "promoter" of BND within the meaning of Rule 405 under the Securities Act as a result of his continuing work on the encochleation technology. At our inception, Dr. Mannino received 125,000 Class B Shares. To the extent that our relationship with BDSI deteriorates for any reason, Dr. Mannino's research and efforts may become unavailable to us, which may be detrimental to us.

     o James A. McNulty serves as both our and BDSI's Secretary, Treasurer and Chief Financial Officer. To the extent that our relationship with BDSI deteriorates for any reason, Mr. McNulty may be conflicted and may be forced to actions which may be detrimental to us.

     o Drs. Francis E. O'Donnell, Jr. and L.M. Stephenson are members of our board of directors and members of BDSI's board of directors. Dr. Susan Gould-Fogerite is an officer of BDSI and Dr. Susan Bonitz is an employee of BDSI. As a result, no assurances can be given that conflicts of interests will not arise. Moreover, no assurances can be given as to how potentially conflicted board members will evaluate their fiduciary duties to, respectively, BDSI and BND or how such individuals will act under such circumstances.

         We believe that the terms of the above transactions and relationships with affiliates were as favorable to us or our affiliates as those generally available from unaffiliated third parties. At the time of the above referenced transactions, we did not have sufficient disinterested directors to ratify or approve the transactions. All future transactions between us and our officers or directors will be on terms no less favorable than could be obtained from unaffiliated third parties. We intend to maintain independent members on our board of directors in the future.

Board Compensation

         Pursuant to our operating agreement, our directors will not receive compensation for serving in such capacity, but will be reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of our board of directors. Directors are eligible to participate in our 2003 Class B Membership Share Option Plan and certain of our directors have received Class B Shares as "founders" shares at a valuation per Class B Share of $0.01. See "Principal Security Holders." For the near term, as long as BND is a subsidiary of BDSI, BDSI's insurance coverages extend to BND, including general liability and directors' and officers' coverage.

Officer Compensation

         Pursuant to our operating agreement, our officers will not receive compensation for serving in such capacity, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with the performance of the duties assigned to them. Officers are eligible to participate in our 2003 Class B Membership Share Option Plan and Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer, has received Class B Shares as "founders" shares at a valuation per Class B Share of $0.01. See "Principal Security Holders."

2003 Class B Membership Share Option Plan

         As of January 8, 2003, the date of our inception, our managing member established our 2003 Class B Share Option Plan. Pursuant to such option plan, we may issue to our directors and officers and third party individuals or entities providing services to us options to purchase up to an aggregate of no more than

1,000,000 Class B Shares. The option plan shall be administered by our board of directors, who will have the sole power to administer all aspects of the plan, including, without limitation:

     o    The determination of the number of options to be granted;

     o The determination of the fair market value of Class B Shares underlying options to be granted;

     o The selection of persons to whom options may granted from time to time; and

     o The determination of the terms and conditions of options to be granted,

         Our board of directors intends to administer our 2003 Class B Share Option Plan in a manner aimed at attracting and retaining the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, officers, consultants and employees of BND, and to promote the success of our business.

Relationship with BND of Experts Named in the Registration Statement

         On January 8, 2003, the date of our inception, our outside legal counsel, Ellenoff Grossman & Schole LLP, was granted 37,500 Class B Shares.







                  [remainder of page intentionally left blank]

                               FEDERAL TAX ASPECTS

         General. This discussion summarizes certain material U.S. federal income tax consequences generally applicable to persons who will receive Class B Shares in BND. This discussion does not deal with all income tax considerations that may be relevant to specific holders of our membership shares in light of their particular circumstances. Furthermore, no state, local or foreign tax considerations are addressed. All persons receiving Class B Shares in the distribution are urged to consult with their own tax advisors as to the specific federal, state, local, and foreign tax consequences to them of distribution.

         This discussion is based on the law in existence at the time of this prospectus. Future changes in law, applied either prospectively or retroactively, could produce materially different tax considerations. Finally, no rulings have been or will be requested from the IRS as to any matter and there can be no assurance that the IRS will not successfully assert a position contrary to one or more of the legal conclusions discussed in this prospectus.

         As used in this section, a "U.S. Holder" means a beneficial owner of BDSI common stock that receives Class B Shares in the distribution and that is, for U.S. federal income tax purposes:

     o    a citizen or resident of the U.S.;

     o a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

         As used in this section, a "non-U.S. Holder" is a beneficial owner of BDSI common stock that receives Class B Shares in the distribution and that is not a U.S. Holder.

         U.S. Holders. The receipt by U.S. Holders of Class B Shares in the distribution will constitute a taxable distribution for U.S federal income tax purposes, subject to taxation under the rules of Section 301 of the Internal Revenue Code. Under those rules, distributions are treated (i) first as dividends to the extent of the distributing corporation's current or accumulated earnings and profits, as determined under U.S. federal income tax rules; (ii) then as a tax-free return of capital, to the extent of a stockholder's basis in its shares of the distributing corporation; and (iii) thereafter, as gain from the sale or exchange of property. The amount of the distribution will be the fair market value of the Class B Shares on the distribution date. The fair market value of the Class B Shares on the distribution date is estimated to be of nominal value based on a report from a third-party valuation firm.

         BDSI believes that, as of the date hereof, BDSI has no accumulated earnings and profits for U.S. federal income tax purposes and will have no current or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the distribution of Class B Shares occurs if the distribution of Class B Shares occurs prior to December 31, 2003. However, should BDSI have current and/or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the distribution of Class B Shares occurs, then, to the extent of the lesser of such earnings and profits and the amount of the distribution of Class B Shares, the distribution of Class B Shares will be treated as a dividend, subject to taxation at ordinary income tax rates. Each U.S. Holder that receives Class B Shares in the distribution reduce such holder's adjusted tax basis in its BDSI common stock (but not below zero) to the extent that the distribution of Class B Shares is treated as a return of capital as discussed above. Any excess of the fair market value of the Class B Shares received over the sum of a holder's adjusted tax basis in its BDSI common stock will be treated as gain from the sale or exchange of property. Such gain generally will be capital gain and generally will be long term capital gain if such U.S. Holder's holding period for its BDSI common stock was more than one year at the time of the distribution of the Class B Shares.

         Each U.S. Holder will have a tax basis in the Class B Shares received equal to their fair market values on the distribution date, subject to its adjusted basis in its BDSI common stock, and such U.S. Holder's holding period for the Class B Shares will begin on the day following the distribution date.

         Non-U.S. Holders. In general, if the distribution of Class B Shares constitutes a dividend as discussed above, a non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States ("U.S. trade or business income"). As discussed above, BDSI does not anticipate that it will have any current or accumulated earnings and profits as of the end of its taxable year in which the distribution of Class B Shares occurs if the distribution of Class B Shares occurs prior to December 31, 2003. Therefore, the distribution of Class B Shares should not constitute a dividend and provided that circumstances do not change prior to the distribution date, BDSI does not intend to withhold any portion of the distribution of Class B Shares that it pays to non-U.S. Holders.

         In the event that circumstances change prior to the distribution date and withholding is made, in order to obtain a reduced rate of withholding under an income tax treaty a non-U.S. Holder generally will be required to provide a properly completed and executed IRS Form W-8BEN (or successor form) to BDSI, or similar appropriate documentation or substitute form, certifying the non-U.S. Holder's entitlement to benefits under an applicable income tax treaty. A non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

         Any portion of the distribution of Class B Shares that is treated as a dividend, but that is U.S. trade or business income, generally will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form) to BDSI, or similar appropriate documentation or substitute form, certifying that the dividends are effectively connected with the conduct of a U.S. trade or business. Instead, dividends that are effectively connected with the conduct of a U.S. trade or business generally will be subject to regular U.S. federal income tax in the same manner as if such dividends were received by a U.S. Holder. Any dividends that are U.S. trade or business income received by a non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty.

         To the extent that the amount of the distribution of Class B Shares is in excess of BDSI's current and accumulated earnings and profits for U.S. federal income tax purposes, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized with respect to its BDSI common stock pursuant to the distribution of Class B Shares, unless either (1) the gain is U.S. trade or business income, or (2) in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the exchange and certain other conditions are met. In the event that clause (1) applies, such gain generally will be subject to regular U.S. federal income tax in the same manner as if such gain were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a corporation, such gain may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty. In the event that clause
(2), but not clause (1), applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

         Information Reporting and Backup Withholding. Non-exempt U.S. Holders may be subject to information reporting with respect to the distribution of Class B Shares made by BDSI. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at the rates specified in the Internal Revenue Code. In general, backup withholding will not apply with respect to the distribution of Class B Shares to a non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, the distribution of Class B Shares may be subject to backup withholding in certain circumstances. Nevertheless, BDSI must report to the IRS and to each non-U.S. Holder any portion of the distribution of Class B Shares that is treated as a dividend and subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the non-U.S. Holder resides.

         Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to the distribution of the Class B Shares. The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects of the distribution of the Class B Shares. BDSI stockholders are urged to consult their tax advisors concerning the U.S. Federal, state, local and non-U.S. Tax consequences of the distribution of Class B Shares to them.

         Election Regarding Tax Status of BND. Under IRS regulations, a limited liability company is treated as a partnership (and not as a corporation) unless it makes an election to be treated as a corporation for income tax purposes. As a limited liability company, BND will not be subject to Federal income tax. The U.S. taxation of the holders of Class B Shares is discussed separately with respect to U.S. Holders and with respect to non-U.S. Holders.

         Publicly-Traded Partnership Matters. Section 7704 of the Internal Revenue Code treats "publicly traded partnerships" as corporations for federal income tax purposes. Section 7704(b) of the Internal Revenue Code defines the term "publicly traded partnerships" as any partnership (including a limited liability company classified as a partnership for federal income tax purposes) if the interests in such partnership are: (i) readily traded on an established securities market; or (ii) readily tradable on a secondary market or the substantial equivalent thereof.

         The final Regulations issued under Section 7704 provide that an established securities market includes: (i) a national securities exchange registered under the Exchange Act; (ii) a national securities exchange exempt from registration because of the limited volume of transactions; (iii) a foreign securities exchange; (iv) a regional or local exchange; and (v) an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers by electronic means or otherwise (i.e., an over-the-counter market).

         Our operating agreement provides that no transfer or assignment of a member's interest in the BND may be made if such transfer or assignment would result in the Company being classified as a publicly traded partnership within the meaning of Section 7704(b) of the Internal Revenue Code. To prevent such classification, the operating agreement provides that: (i) the Company will not register our securities or permit any other persons to register our securities for trading on an established securities market within the meaning of Section 7704(b); (ii) BDSI will prohibit any transfer of our securities which would cause the sum of percentage interests in BND capital or profits represented by BND interests that are transferred during any taxable year of the BND to exceed the two percent safe harbor limitation under the final Regulations issued under Section 7704 (excluding for this purpose transfers which may be disregarded pursuant to the safe harbor); and (iii) BDSI will not permit during any fiscal year any withdrawal of our securities except in compliance with the provisions of the operating agreement.

         U.S. Tax Treatment of U.S. Holders Who Receive Class B Shares. Each U.S. Holder who receives Class B Shares will be required to report on its Federal income tax return its allocable share of BND's income, gain, loss, and deduction. A U.S. Holder may therefore incur liability for taxes in excess of any distributions it receives from BND. Distributions of cash or property (as opposed to allocations of taxable income or gain) received by a U.S. Holder from BND generally will not be subject to tax.

         Our operating agreement provides that the taxable income and tax losses of BND generally will be allocated among the holders of our membership shares in accordance with their percentage interest in BND. A limited liability company's tax allocations generally will be respected for Federal income tax purposes if they have "substantial economic effect" or they are in accordance with the holder's equity interests in the limited liability company. If a limited liability company's allocations do not comply with Section 704(b) of the Internal Revenue Code, the IRS may reallocate limited liability company tax items in accordance with the Class B Shares of the members in the limited liability company. We expect that our tax allocations will be respected. However, the effect of such provisions could be to cause such holders of membership shares to realize "phantom" income from BND, even if BND does not have positive taxable income on an overall basis.

         Transfer of Class B Shares. The sale or exchange of Class B Shares by a U.S. Holder (to the extent permitted under our operating agreement) currently will result in the recognition of capital gain or loss equal to the difference between the U.S. Holder's tax basis in its Class B Shares and the amount of consideration received.

         Special Limitations for Individual U.S. Holders. Under Section 469 of the Internal Revenue Code, losses from a "passive activity" are deductible only to the extent of the income from such activity and other passive activities. Passive activity losses that are not deductible because of inadequate passive activity income are carried forward and become deductible against future passive activity income or upon complete liquidation of the taxpayer's interest in the activity. Credits from passive activities are, in general, limited to the tax attributable to income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate and presumptively include holders of interests in a limited liability company.

         For purposes of the "passive activity loss rules" of the Internal Revenue Code, which generally are applicable to individuals, estates, trusts, and closely held companies, the activities of BND are generally expected to give rise to passive activity income or loss. Accordingly, a U.S. Holder's ability to reduce its income for Federal income tax purposes by the U.S. Holder's share of BND's losses and deductions may be limited by the passive activity loss rules. A holder of our membership shares that is subject to the passive activity loss rules generally will not be permitted to offset against such holder's share of BND's income and gain, losses or other deductions generated by such holder's investments in "non-passive activities" (until such holder's membership shares in such passive activities are disposed of).

         Accordingly, to the extent losses or deductions from passive activities of BND, when combined with deductions from all other passive activities of a Class B Share holder, exceed such holders's income from passive activities, the excess losses or deductions will be suspended and carried forward to future years until applied. Gross income from interest, dividends, annuities or royalties not derived in the ordinary course of a trade or business, expenses allocable to such gross income, and gain or loss attributable to the disposition of property producing such gross income or property (other than an interest in a passive activity) held for investment, are not taken into account in computing income or loss from passive activity but, instead, are considered "portfolio income items." If a limited liability company holds assets producing portfolio income items in addition to the assets used in its trade or business, the gross income (and gain or loss) from and expenses allocable to such portfolio assets are considered to arise from an activity which is separate from any passive activity engaged in by the limited liability company. Also, that portion of any gain from the sale of an interest in such a limited liability company will be considered a portfolio income item to the extent the underlying assets determined on an applicable date generate portfolio income items. Income, gain or loss attributable to an investment of working capital is treated as a portfolio income item.

         It is not possible to predict the extent to which any of the foregoing provisions of the Internal Revenue Code will be applicable, since that will depend upon the exact nature of BND's future operations and the individual tax positions of such holders of membership shares.

         Non-corporate U.S. Holders that hold, directly or via an entity such as BND, qualified "small business stock" for more than five years generally will be entitled to exclude from taxable income 50% of any gain subsequently recognized upon sale or exchange of such stock. This exclusion is subject to certain limitations, and special rules. Thus, each non-corporate U.S. Holder should consult its own tax adviser with respect to the potential applicability of this exclusion.

         Special Rule for Tax-Exempt Holders. Tax-exempt holders of Class B Shares should consult their own tax counsel with respect to the possibility that BND will generate "unrelated business taxable income" for such tax-exempt holders.

         Non-U.S. Holders. In General. Prospective persons or entities that are Non-U.S. Holders that invest directly in BND generally will be subject to Federal income tax each year on their distributive share of the taxable income of BND that is deemed to be "effectively connected" with a U.S. trade or business, or ECI, as if they were U.S. citizens or residents, regardless of whether BND makes any cash distributions. To the extent that BND earns income that is treated as ECI, such income may "taint" the other income of BND, causing some or all of the other income of BND to be treated as ECI. Prospective persons or entities that are foreign persons that invest directly in BND will be required to file a U.S. Federal income tax return with respect to their distributable share of BND's ECI.

         Collection of Taxes by Withholding. A 35% withholding tax (38.6% in the case of non-corporate Foreign Holders) generally will be imposed on a Non-U.S. Holder's allocable share of any taxable income of BND that is ECI (whether or not such income is distributed). Such withholding tax may be claimed as a credit against such Non-U.S. Holder's substantive U.S. tax liability.

         In addition, to the extent that BND realizes any fixed, determinable, annual or periodical income (such as royalty payments or dividend income) that is not ECI, such income generally will be subject to a 30% withholding tax when it is distributed to a Non-U.S. Holder. Such withholding tax may be reduced or eliminated with respect to certain types of such income under any applicable income tax treaty between the United States and the Non-U.S. Holder's country of residence.

         Non-U.S. Holders generally will be personally liable to BND with respect to any withholding tax not satisfied out of their share of any distributions by BND. Class B Shares owned or treated as owned by a foreign individual at the date of death may be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  LEGAL MATTERS

         The validity of the securities offered hereby and certain material federal income tax matters will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. Ellenoff Grossman & Schole LLP was issued 37,500 Class B Shares upon the formation of the Company

                                     EXPERTS

         The financial statements for our company as of March 31, 2003 and for the period from January 8, 2003 (inception) through December 31, 2003, which financial statements are included in this prospectus and in the registration statement, have been audited by Aidman Piser & Company, P.A., independent certified public accountants, as stated in their reports included in this prospectus and in the registration statement, and are included in this prospectus in reliance upon the reports given upon the authority of that firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form SB-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the securities offered hereby. This prospectus, which constitutes a part of such registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to us and the securities offered hereunder, reference is hereby made to the registration statement and the exhibits thereto, which may be inspected and copied at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained at prescribed rates from the SEC's Public Reference Section at such address. Information regarding the SEC's Public Reference Section in Washington, D.C. may be obtained by calling 1-800-SEC-0330. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and prospectuss and other information regarding registrants that file electronically with the SEC.

         Upon the distribution of the rights, we intend to become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our operating agreement will provide, in accordance with and as authorized by Section 18-108 of Delaware Limited Liability Company Act, that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under our operating agreement as (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of our membership shares or (iv) an officer, director, employee or agent of a holder of our membership shares against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and (2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity
(A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of our operating agreement.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of BND pursuant to the foregoing provisions, or otherwise, BND has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



                  [remainder of page intentionally left blank]

                              FINANCIAL STATEMENTS




                          BIORAL NUTRIENT DELIVERY, LLC
                          (A Development Stage Company)

                                                                            Page
                                                                            ----


Independent Auditors' Report................................................F-2

Balance Sheet as of December 31, 2003.......................................F-3

Statement of Operations for the period January 8, 2003 (inception)
through December 31, 2003...................................................F-4

Statement of Members' Deficit for the period January 8, 2003
(inception) through December 31, 2003.......................................F-5

Statement of Cash Flows for the period January 8, 2003
(inception) through December 31, 2003.......................................F-6

Notes to Financial Statements...............................................F-7

                          Independent Auditors' Report
                          ----------------------------


To the Board of Directors
Bioral Nutrient Delivery, LLC
Tampa, Florida

We have audited the accompanying balance sheet of Bioral Nutrient Delivery, LLC (a development stage company) as of December 31, 2003 and the related statements of operations, members' deficit and cash flows from inception (January 8, 2003) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bioral Nutrient Delivery, LLC as of December 31, 2003 and the results of its operations and its cash flows from inception (January 8, 2003) through December 31, 2003, in accordance with accounting principles generally accepted in the United States of America.


/s/ Aidman, Piser & Company, P.A.


February 16, 2004
Tampa, Florida

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               DECEMBER 31, 2003


                                     ASSETS


Current assets:
    Cash and cash equivalents                                         $ 122,485
                                                                      ---------

Total assets                                                          $ 122,485
                                                                      =========

                        LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:
     Due to managing member                                           $   1,974

Due to managing member                                                   92,701
Note payable to managing member                                         500,000
                                                                      ---------
         Total liabilities                                              594,675
                                                                      ---------

Members' deficit:
     Class A Membership Shares, 708,586 issued and outstanding           80,000
     Class B Membership Shares, 7,498,362 issued and outstanding           --
     Deficit accumulated during the development stage                  (552,190)
                                                                      ---------

       Total members' deficit                                          (472,190)
                                                                      ---------

Total liabilities and members' deficit                                $ 122,485
                                                                      =========


                       See notes to financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003



Operating expenses:
     General and administrative                                       $ 245,513
     Legal fees, related party                                          194,506
     Research and development                                            92,701
                                                                      ---------

Operating loss                                                         (532,720)

Interest expense, net of interest income of $1,790                      (19,470)
                                                                      ---------

Net loss                                                              $(552,190)
                                                                      =========

Net loss per membership share                                         $    (.06)
                                                                      =========


                       See notes to financial statements.


                                         BIORAL NUTRIENT DELIVERY, LLC
                                         (A DEVELOPMENT STAGE COMPANY)
                                         STATEMENT OF MEMBERS' DEFICIT
                          FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003



                                                                                                   Deficit
                                          Class A                 Class B                         Accumulated
                                      Membership Shares      Membership Shares        During the    Total
                                     -------------------- ------------------------   Development   Members'
                                       Shares    Amount      Shares        Amount       Stage      Deficit
                                     -------------------- ------------------------ ------------ --------------
Balances, January 8, 2003                   -   $      -              -    $    -    $        -  $         -

Membership shares issued to founders  708,586          -      9,012,500         -             -            -

Membership shares retired                                    (1,514,138)

Costs incurred by managing member
     on behalf of the Company               -     80,000              -         -             -       80,000

Net loss                                    -          -              -         -      (552,190)    (552,190)
                                     -------------------- -------------- ---------  ------------ ------------

Balances, December 31, 2003           708,586   $ 80,000      7,498,362    $    -    $ (552,190) $  (472,190)
                                     ==================== ========================  ============ ============







                                       See notes to financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003



Operating activities:
    Net loss                                                          $(552,190)
    Adjustments to reconcile net loss to net cash flows from
       operating activities:
       Costs incurred by managing member on behalf of the
          Company (contributed capital)                                  80,000
       Expenses incurred by managing member on behalf
           of the Company (increase in liability)                        94,675
                                                                      ---------
              Net cash flows from operating activities                 (377,515)
                                                                      ---------

Financing activities:
   Proceeds from note payable to managing member                        500,000
                                                                      ---------
              Net cash flows from financing activities                  500,000
                                                                      ---------

Net change in cash and cash equivalents                                 122,485

Cash and cash equivalents at beginning of period                           --
                                                                      ---------

Cash and cash equivalents at end of period                            $ 122,485
                                                                      =========

                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The Company paid $21,260 in interest during the period.


                       See notes to financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003


1. Nature of business and summary of significant accounting policies:

     Nature of business:

     Bioral Nutrient Delivery, LLC ("BND" or the "Company") was formed in the State of Delaware on January 8, 2003. BND has issued two classes of membership shares. Class A membership shares consist of the only class of shares possessing management and governance rights and are owned exclusively by the managing member of BND. The managing member of BND is BioDelivery Sciences International, Inc ("BDSI" or "managing member"). BDSI also owns approximately 95% of all Class B membership shares ("Class B Shares").

     The Company is filing a registration statement on Form 10 (the "Form 10") with the Securities and Exchange Commission pursuant to which BDSI shall distribute as a dividend to its stockholders, upon the effectiveness of such registration statement, 3,545,431 Class B Shares currently held by BDSI. Such 3,545,431 Class B Shares represent approximately 47% of the aggregate outstanding equity interests in BND. Neither the Company nor BDSI will receive any proceeds upon the distribution of the Class B Shares. The Class B Shares are not, nor is it expected that they will be, listed on any exchange and will not be publicly-traded securities. No such Class B Shares have been distributed by BDSI to its stockholders as of December 31, 2003.

     The Company previously filed a registration statement on Form SB-1 to register, on behalf of BDSI, 11,277,000 Class B Shares and rights to purchase such Class B Shares from BDSI. It is expected that such registration statement will be withdrawn. However, the Company did incur expenses in connection with the preparation and filing of such registration statement and the Form 10. Because the Company will receive no proceeds from the distribution by BDSI of the Company's Class B Shares, distribution costs aggregating $215,000 have been charged to expense in the accompanying statement of operations. Total distribution costs are estimated to be $275,000.

     The Company is in the development stage, having not generated any revenue, and operating activity has consisted principally of general and administrative expenses and distribution costs through December 31, 2003. Funding through December 2003 has been provided from managing member borrowings. Management estimates that with borrowings received to date and the managing member's agreement to fund certain overhead costs through January 2005 (see Note 3) the Company has adequate resources to fund its operations through January 2005. Management further expects that revenue generating activities will commence in the second half of 2004 and that the Company is expected to generate sufficient revenues to fund its operating activities by the end of 2004.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003


1.  Nature  of  business  and  summary  of   significant   accounting   policies
    (continued):

     Nature of business (continued):

     The Company entered into a sublicense agreement with BDSI effective April 1, 2003, whereby BND is entitled to utilize BDSI licensed technology for limited applications in the food and beverage industry. BND believes this technology will enable it to encapsulate or "wrap" a selected nutrient into a crystalline structure, termed a cochleate cylinder, for use in processed foods and beverages. BND intends to identify parties interested in sublicensing technology rights from BND for specific food and beverage applications.

     The results of operations of BND reflect all costs of doing business, including expenses incurred by BDSI on BND's behalf. Expenses incurred by BDSI on BND's behalf are reflected in the financial statements, based on a specific identification method.

     Revenue recognition:

     License revenue from sub-licensees of BND's sub-licensed technology will be recognized over the period in which services are provided or the license period. In the event that BND is not obligated to perform services resulting from a sublicense agreement, license fees are recognized upon transfer of license rights. There are no sublicense agreements in effect at December 31, 2003.

     Cash and cash equivalents:

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     Income taxes:

     The Company is a limited liability company, which is treated as a partnership for income tax purposes. As such, in lieu of corporate income taxes, the members are taxed on their proportionate share of the Company's taxable income, and no income taxes are recorded in the financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003


1.  Nature  of  business  and  summary  of   significant   accounting   policies
   (continued):

     Use of estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Stock-based compensation:

     The Company follows Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), which establishes a fair value based method of accounting for stock-based non-employee compensation plans; however, the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board Opinion No. 25, whereby compensation is recognized to the extent that the fair value of the underlying stock on the date of grant exceeds the stock option exercise period (intrinsic value method). There have been no options granted under the Company's 2003 Class B Membership Share Option Plan. A maximum of 1,000,000 Class B Shares may be issued upon exercise of options granted under such Plan.

     Fair value of financial instruments:

     At December 31, 2003, the carrying amount of cash and related party obligations approximate fair value based either on the short term nature of the instruments or on the related interest rate approximating the current market rate.

     Recent accounting pronouncements:

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, has not and is not anticipated to have a significant effect on the Company's financial position or results of operations.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003

1.  Nature  of  business  and  summary  of   significant   accounting   policies
(continued):

     Recent accounting pronouncements (continued):

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classified and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently has no such financial instruments outstanding or under consideration and, therefore, adoption of this standard currently has no financial reporting implications.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do no bear the residual economic risks. This interpretation is effective for interim periods beginning after December 15, 2003. The Company currently has no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

     In November 2002, the FASB issued Interpretation No. 45 (or FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company currently has no guarantees and, as such, adoption of this standard had no impact on the Company.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003

2. Members' equity:

     On January 8, 2003, in connection with the formation of the Company, BND issued 708,586 Class A membership shares to BDSI, 9,012,500 Class B Shares (approximately 95% to BDSI and the remainder of Class B Shares principally to certain officers and directors of BND and/or BDSI) and an option to acquire 4,000,000 additional Class B membership shares to BDSI. BND's operating agreement was amended effective March 31, 2003 to reflect the retirement of 1,514,138 Class B Shares held by BDSI and the increase of BDSI's option to acquire Class B Shares from 4,000,000 to 4,185,000. The Class A Shares, which are wholly owned by BDSI, possess all management and governance rights. The Class B Shares do not provide for management or governance rights under the terms of BND's limited liability company operating agreement. Losses are allocated as follows: first, to members with positive capital accounts on a pro rata basis; then, to all members on a pro rata basis. Profits are allocated to members as follows: first, to members with losses previously allocated on a pro rata basis; second, to members with losses allocated based on their positive capital accounts; and third, to all members on a pro rata basis. BDSI's option to acquire 4,185,000 additional Class B Shares at $0.01 per share expires January 8, 2008.

3. Related party transactions:

     Note payable to managing member:

     Note payable to managing member consist of borrowings under a $500,000 unsecured note payable to BDSI, bearing interest of 4.85%. Principal is payable in the amount of 10% of future sublicense revenue earned by BND. If not otherwise paid as noted above, the outstanding principal and interest is payable at maturity on February 13, 2013. Interest expense related to these notes was approximately 21,000 during the period ended December 31, 2003. The Company has remitted all accrued interest to BDSI as of December 31, 2003.

     Due to managing member:

     Due to managing member of $1,974 represents trade payable advances due on demand. Research and development costs of $92,701, reimbursable to BDSI upon signing of a final license agreement with a third party, are presently deemed temporary equity and, therefore, classified as ue to managing member in the accompanying balance sheet. Such amounts are due on demand,
     however,    BDSI has agreed not to demand  repayment  of the research and development costs prior to January 1, 2005 and as such, these amounts are classified as long-term in the accompanying balance sheet.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003

3. Related party transactions (continued):

     Management services and administrative agreement:

     Effective April 1, 2003, the Company entered into a Management Services and Administrative Agreement ("Management Agreement") with BDSI for an initial term of one year. Under this Management Agreement, BDSI provides certain services to BND through December 2004. These services include use of premises, scientific, technical, accounting and administrative personnel, legal and information systems. Certain of these services are reimbursed by the Company (principally offering-related costs) and certain other unreimbursed  expenses  are  treated  as capital  contributions  from BDSI.
     Non-reimbursable  expenses  amounted  to $80,000  during  the period  ended
     December  31,  2003,   which  was  based  on  estimated   management  time
     attributable to BND activities, and such costs have been recorded as a capital contribution by the managing member. Research and development costs have been incurred by BDSI on behalf of BND and are anticipated to continue in the near future. In the event a final license agreement is signed with third-party licensees (BND customers), BND will reimburse such research and development costs. Should no license agreement materialize, these costs will be considered a contribution to members' equity and result in no cash outflow to BND.

     Sublicense agreement:

     The Company entered into a sublicense agreement with BDSI, effective April 1, 2003, as amended, to allow BND to utilize BDSI technology for all opportunities in the processed food and beverage and personal care products industries for both human and non-human use. In consideration for the agreement, the Company will pay BDSI a royalty of 8% on all revenue received from third parties. The term of the agreement coincides with the expiration of each licensed patent, currently existing or granted and licensed in the future.

     The sublicense agreement can be terminated by BDSI upon default by the Company (breach or bankruptcy) or BDSI's payment of a termination fee of six times the trailing twelve months gross revenues of the Company. Furthermore, the Company is dependent on BDSI with regard to research and development activities conducted at the University of Medicine and
     Dentistry of New Jersey. To date, all funding has been provided by BDSI; however, there are no formal commitments by BDSI to continue to perform such research and development activities; however, BDSI has agreed to fund any working capital deficits necessary through January 1, 2005.

     Legal:

     Legal expenses, related party consists of legal fees incurred principally in connection with assistance with the registration statement, which were paid to a Class B member.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH DECEMBER 31, 2003


3. Related party transactions (continued):

     Other:

     Dr. Francis E. O'Donnell Jr., who is an executive officer and on the Company's board of directors, is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. There are no business relationships between BND and the other companies in which Dr. O'Donnell has a financial interest except as follows: During the period ended December 31, 2003, BND paid approximately $7,900 to an entity owned by Dr. O'Donnell for reimbursement of travel-related expenses.

4. Concentrations of credit risk:

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains their cash balances with a high credit quality bank, and approximately $100,000 of such balances are federally insured at December 31, 2003.

5. Net loss per membership share:

     The following table reconciles the numerators and denominators of the basic and diluted income per share computations:

       Net loss - (numerator)                                      ($   552,190)
                                                                   =============

       Basic:
         Weighted average shares outstanding (denominator)            8,554,733
                                                                   =============

       Net loss per Class A and Class B membership share - basic   ($       .06)
                                                                   =============

       Diluted:
         Weighted average shares outstanding                          8,554,733
         Effect of dilutive options                                           -
                                                                   -------------

         Adjusted weighted average shares (denominator)               8,554,733
                                                                   =============

       Net loss per Class A and Class B membership share - diluted ($       .06)
                                                                   =============

The effects of all options to purchase Class B Shares (4,185,000) have been excluded from membership share equivalents because their effect would be anti-dilutive.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Officers and Directors.

         BND's operating agreement will provide that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under BND's operating agreement as (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of membership shares or (iv) an officer, director, employee or agent of an Share holder against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and (2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity (A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of BND's operating agreement.

Item 2.  Other Expenses of Issuance and Distribution of Rights.

         The following table sets forth the costs and expenses payable by BDSI in connection with the distribution of the Class B Shares being registered. All amounts are estimates except the SEC registration fee.

                                                           Amount
                                                         to be Paid

         SEC registration fee                           $          0
         Printing and engraving expenses                $  25,000.00
         Legal fees and expenses                        $ 150,000.00
         Accounting fees and expenses                   $  30,000.00
         Blue Sky qualification fees and expenses       $  25,000.00
         Transfer Agent and Registrar fees              $  15,000.00
         Miscellaneous fees and expenses                $  30,000.00
                                                        ------------
                  Total                                 $ 275,000.00

Item 3.  Undertakings.

         The undersigned registrant, in it own capacity and on behalf of BDSI as selling security holder, hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii)     Reflect  in  the   prospectus   any  facts  or  events  which,
                  individually or together, represent a fundamental change in the information in the registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 4.  Unregistered Securities Issued or Sold Within One Year.

         We were formed on January 8, 2003. In connection with our formation, the following individuals and entities were granted the amount and type of our securities listed below.


              Name                         Number and Class of Membership Shares
              ----                         -------------------------------------

                                                      708,586/Class A
BioDelivery Sciences International, Inc.             7,085,862/Class B

Dr. Raphael Mannino                                   125,000/Class B

Susan Gould-Fogerite, Ph.D.                            75,000/Class B

Donald L. Ferguson                                     75,000/Class B

Ellenoff Grossman & Schole, LLP                        37,500/Class B

James A. McNulty                                       20,000/Class B

Susan G. Bonitz, Ph.D.                                 20,000/Class B

Mauro Bove                                             20,000/Class B

Christopher Chapman, M.D.                              20,000/Class B

Samuel S. Duffey, Esq.                                 20,000/Class B

         All the above securities were issued pursuant to Section 4(2) of the Securities Act of 1933 in that all of the individuals or individuals controlling the entities involved: (i) were not solicited to make any investment of time or capital in the Company; (ii) were "sophisticated" with the meaning of the Securities Act of 1933, (iii) were granted full and complete access to all information regarding BND, and (iv) agreed, by signing BND's operating agreement, to refrain from transferring or distributing their securities other than in conformance with BND's operating agreement, which contains strict prohibitions on transfer. In addition, as of our formation, we granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01.

         At our inception on January 8, 2003, we issued an aggregate of 412,500 of "founders" Class B Shares to certain individuals and our outside law firm as compensation for assisting in the formation of BND. Other than legal services performed by our outside law firm, the services performed by these individuals in connection with the formation of BND consisted principally of attendance at organizational and strategic meetings. These meetings were held to discuss the formation of BND to exploit the potential opportunity of doing business in the processed food and beverage industry and a potential need for a management services and administrative agreement with BDSI. The amount paid for the time incurred by these individuals for such services would have a nominal value, if any, at the time of formation. The founders shares were valued at zero because, at inception, BND was newly formed, had no assets and no liquidation value. The Class B Shares received by our outside law firm were given as part of a negotiated fee arrangement. Services performed subsequent to these initial "founding" services, for example, legal fees, have been compensated with cash payments.

Items 5 and 6.  Index to Exhibits and Description of Exhibits.

         The following exhibits are filed with this Registration Statement on Form SB-1.

-------------------- -----------------------------------------------------------

   Exhibit No.       Description
-------------------- -----------------------------------------------------------

       2.1 Certificate of Formation of Bioral Nutrient Delivery, LLC, dated January 8, 2003
-------------------- -----------------------------------------------------------

       2.2 Amended and Restated Certificate of Formation of Bioral Nutrient Delivery, LLC, dated February 4, 2004
-------------------- -----------------------------------------------------------

       3.1 Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated January 8, 2003, by BioDelivery Sciences International, Inc., as Managing Member and the other members signatory thereto, as Class B Members
-------------------- -----------------------------------------------------------

       3.2 First Amendment to Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated March 31, 2003, by BioDelivery Sciences International, Inc., as Managing Member
-------------------- -----------------------------------------------------------

       3.3 Amended and Restated Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated October 1, 2003, by BioDelivery Sciences International, Inc., as Managing Member
-------------------- -----------------------------------------------------------

       3.4           Bioral Nutrient Delivery, LLC 2003 Class B Membership Share
                     Option Plan
-------------------- -----------------------------------------------------------

       6.1 Promissory Note, dated February 13, 2003, by Bioral Nutrient Delivery, LLC in favor of BioDelivery Sciences International, Inc.
-------------------- -----------------------------------------------------------

       6.2 Sub-License Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
-------------------- -----------------------------------------------------------

       6.3 First Amendment to Sub-License Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
-------------------- -----------------------------------------------------------

       6.4 Management Services and Administrative Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
-------------------- -----------------------------------------------------------

       6.5 First Amendment to Management Services and Administrative Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC
-------------------- -----------------------------------------------------------

       6.6+ Evaluation Agreement and Option to License, dated September 5, 2002 by and between BioDelivery Sciences International, Inc. and ***** (confidential treatment requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2.)

-------------------- -----------------------------------------------------------

       7.1           Material Foreign Patents
-------------------- -----------------------------------------------------------

      10.1++         Consent of Ellenoff Grossman & Schole LLP
-------------------- -----------------------------------------------------------

       10.2          Consent of Aidman, Piser & Company, P.A.
-------------------- -----------------------------------------------------------

       11.1          Form of Opinion of Ellenoff Grossman & Schole LLP
                     re: legality
-------------------- -----------------------------------------------------------

       15.1          Form of Opinion of Ellenoff Grossman & Schole LLP
                     re: tax matters
-------------------- -----------------------------------------------------------

+ The non-public portions of this exhibit have been filed with the Securities and Exchange Commission.
++       Contained in Exhibits 11.1 and 15.1

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on our behalf by the undersigned, in the City of Newark, State of New Jersey, on February 20, 2004

                           BIORAL NUTRIENT DELIVERY, LLC

                           By:  /s/ Francis E. O'Donnell, Jr.
                               -------------------------------------------------
                                Name: Francis E. O'Donnell, Jr.
                                Title:   President and Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Francis E. O'Donnell, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his place and stead, in any and all capacities, to sign any and all further amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


           Person                            Capacity                                 Date
           ------                            --------                                 ----
/s/ Francis E. O'Donnell, Jr.
--------------------------------  President, Chief Executive Officer and
Francis E. O'Donnell, Jr.         Director, Principal Executive Officer       February 20, 2004

/s/ James A. McNulty
--------------------------------  Secretary, Treasurer and Chief Financial    February 20, 2004
James A. McNulty                  Officer, Principal Accounting Officer

/s/ Susan G. Bonitz
--------------------------------  Director                                    February 20, 2004
Susan G. Bonitz

/s/ Mauro Bove
--------------------------------  Director                                    February 20, 2004
Mauro Bove

/s/ Christopher Chapman
--------------------------------  Director                                    February 20, 2004
Christopher Chapman

/s/ L.M. Stephenson
--------------------------------  Director                                    February 20, 2004
L.M. Stephenson




                                      S-1